As filed with the Commission on December 2, 1996
                                                    Reg. No. 333-________

                 U.S. SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                                FORM N-14

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

   [  ] Pre-Effective Amendment No. ______ [  ] Post-Effective Amendment
                                No. ______


                       THE CORNERCAP GROUP OF FUNDS
            (Exact Name of Registrant as Specified in Charter)

                              (404) 870-0700
                     (Area Code and Telephone Number)

                        The Peachtree, Suite 1700
                       1355 Peachtree Street, N.E.
                         Atlanta, Georgia  30309
                 (Address of Principal Executive Offices)

                             Thomas E. Quinn
                        The Peachtree, Suite 1700
                       1355 Peachtree Street, N.E.
                         Atlanta, Georgia  30309

                  (Name and Address of Agent for Service)

                                     Copies to:
               Reinaldo Pascual, Esq.         Scott D. Smith, Esq.
               Kilpatrick & Cody, L.L.P.      Powell, Goldstein, Frazer & Murphy
               1100 Peachtree Street,         Frazer & Murphy
               Suite 2800                     191 Peachtree Street, N.E.
               Atlanta, Georgia  30309        Atlanta, Georgia  30303



   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.


The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940. Accordingly, no fee is payable herewith. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended March 31, 1996 was filed with the Commission on May 29, 1996.
It is proposed that this filing become effective on December 31, 1996, pursuant to Rule 488 under The Securities Act of 1933.
                  THE ATLANTA GROWTH FUND, INC.
                            Suite 1661
                   1100 Peachtree Street, N.E.
                      Atlanta, Georgia 30309
                          (800) 899-4742

                                        December 31, 1996

Dear Shareholder:

     The Board of Directors of The Atlanta Growth Fund, Inc. (the "Atlanta Fund") has recently reviewed and endorsed a proposal for reorganization (the "Reorganization") of the Atlanta Fund, which they judge to be in the best interests of its shareholders. This proposal calls for combining the assets of the Atlanta Fund with The CornerCap Balanced Fund (the "Balanced Fund"), a separate series of The CornerCap Group of Funds (the "CornerCap Funds"), an open-end management investment company organized as a Massachusetts business trust. The investment objective of the Balanced Fund is to obtain long-term capital appreciation and current income by investing in a combination of equity and fixed-income securities, including cash and cash equivalents.

     We have therefore called a Special Meeting of Shareholders to be held on January 28, 1997 to consider this transaction. WE
STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW,
COMPLETE AND RETURN YOUR PROXY AS SOON AS POSSIBLE.

     As a result of this transaction, the Atlanta Fund would be combined with the Balanced Fund, and you would become a shareholder of the Balanced Fund, receiving shares of the Balanced Fund having an aggregate net asset value equal to the aggregate net asset value of your investment in the Atlanta Fund. No sales charge will be imposed in the transaction and the closing of the transaction will be conditioned upon receiving an opinion of counsel to the effect that the proposed transaction will qualify as a tax-free reorganization for Federal income tax purposes.

     The Board of Directors believes the Reorganization will provide benefits such as reduced operating expenses, no sales loads or commissions on the purchase or sale of shares of the CornerCap Funds, the ability to exchange shares in the Balanced Fund for shares of the CornerCap Growth Fund, a separate series of the CornerCap Funds, increased management and administrative resources available to the Atlanta Fund shareholders and increased investment diversification.

     Detailed information about the proposed transaction and the reasons for it are contained in the enclosed materials. Please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience. It is very important that you vote and that your voting instructions be received no later than January 27, 1997.
                                        Sincerely,

                                        _________________________
                                        Michael L. Lucas
                                        President
Atlanta, Georgia
December 31, 1996
                  THE ATLANTA GROWTH FUND, INC.
                            Suite 1661
                   1100 Peachtree Street, N.E.
                      Atlanta, Georgia 30309
                          (800) 899-4742
                         _______________

            NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                 To Be Held on January 28, 1997
                         _______________

To the Shareholders of The Atlanta Growth Fund, Inc.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of
Shareholders of The Atlanta Growth Fund, Inc. (the "Atlanta
Fund") will be held at 1100 Peachtree Street, N.E., Suite 2800,
Atlanta, Georgia 30309, at 9:00 A.M. (local time), on January 28,
1997, for the following purposes:

     1. To consider and vote on an Agreement and Plan of Reorganization providing for the acquisition of all or substantially all of the assets of the Atlanta Fund by the CornerCap Balanced Fund (the "Balanced Fund"), a separate series of The CornerCap Group of Funds, an open-end management investment company organized as a Massachusetts business trust (the "CornerCap Funds"), in exchange for shares of the Balanced Fund and the assumption by the Balanced Fund of certain identified liabilities of the Fund, and for the distribution of such Balanced Fund shares to shareholders of the Atlanta Fund and the subsequent termination and dissolution of the Atlanta Fund; and

     2. To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

     The Board of Directors of the Atlanta Fund has fixed the close of business on November 30, 1996 as the record date for determination of shareholders entitled to notice of, and to vote at, the meeting.

     EACH SHAREHOLDER WHO DOES NOT EXPECT TO ATTEND THE MEETING
IN PERSON IS REQUESTED TO DATE, FILL IN, SIGN AND RETURN PROMPTLY
THE ENCLOSED FORM OF PROXY IN THE ENCLOSED ENVELOPE, WHICH NEEDS
NO POSTAGE IF MAILED IN THE UNITED STATES.

                              By Order of the Board of Directors


                              ________________________________
                              Michael L. Lucas,
                              President
December 31, 1996

     YOUR PROMPT ATTENTION TO THE ENCLOSED FORM OF PROXY WILL
HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                  PROXY STATEMENT/PROSPECTUS FOR
                   ACQUISITION OF THE ASSETS OF
      THE ATLANTA GROWTH FUND, INC. BY AND IN EXCHANGE FOR
              SHARES OF THE CORNERCAP BALANCED FUND

                       December 31, 1996


          INTRODUCTION TO PROXY STATEMENT/PROSPECTUS

     This Proxy Statement/Prospectus relates to the solicitation of shareholder approval for the proposed transfer of all or substantially all of the assets of The Atlanta Growth Fund, Inc. (the "Atlanta Fund"), a non-diversified, open-end management investment company organized as a Georgia corporation, to the CornerCap Balanced Fund (the "Balanced Fund"), a separate series of The CornerCap Group of Funds (the "CornerCap Funds"), a diversified, open-management investment company organized as a Massachusetts business trust, in exchange for shares of beneficial interest of the Balanced Fund and the assumption by the Balanced Fund of certain identified liabilities of the Atlanta Fund (collectively, the "Reorganization"). Pursuant to the proposed Agreement and Plan of Reorganization between the Atlanta Fund and the Balanced Fund (the "Agreement"), attached hereto as Exhibit A, each shareholder of the Atlanta Fund would receive that number of full and fractional shares of the Balanced Fund having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of the Atlanta Fund held as of the close of business on the closing date of the Reorganization. No sales charge would be imposed on the transaction. As a result of the Reorganization, the Atlanta Fund would be completely liquidated and dissolved.

     The Balanced Fund's investment objective is to obtain long-term capital appreciation and current income. The Balanced Fund will attempt to achieve its objective by normally investing 50% to 70% of its total assets in equity securities of domestic and foreign issuers and at least 30% in fixed-income securities, including cash and cash equivalents.

     The address and telephone number of the Balanced Fund is The
Peachtree, Suite 1700, 1355 Peachtree Street, N.E., Atlanta,
Georgia  30309, (800) 870-0700

     This Proxy Statement/Prospectus sets forth concisely the information about the Balanced Fund that a prospective investor should know prior to voting on the Reorganization, and should be retained for future reference. For a more detailed discussion of the investment objectives, policies and restrictions of the Balanced Fund than provided herein, including a discussion of the risks of investing in the Balanced Fund, see the Prospectus of the Balanced Fund dated December 6, 1996 (the "Balanced Fund Prospectus") which is included herewith. The information in the Balanced Fund Prospectus is incorporated herein by reference. A Statement of Additional Information dated December 31, 1996, containing additional information about the Reorganization and the parties thereto has been filed with the Securities and Exchange Commission and is incorporated by reference into this Proxy Statement/Prospectus. A copy of such statement is available upon request and without charge by writing to the Balanced Fund at the address above or by calling collect at the number above. More detailed information about the Atlanta Fund is included in its Prospectus dated October 10, 1996 (the

"Atlanta Fund Prospectus") and is incorporated herein by reference. The Atlanta Fund Prospectus is available upon request and without charge by contacting the Atlanta Fund at the above address and phone number. Additional information about the Atlanta Fund, the Balanced Fund and the CornerCap Funds has been filed with the Securities and Exchange Commission, and this additional information, which includes charter documents and other material agreements, is available upon oral or written request without charge by writing to the Atlanta Fund or the Balanced Fund at the addresses above or by calling (collect) the Atlanta Fund or the CornerCap Funds at the numbers above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED
UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        TABLE OF CONTENTS


Synopsis  . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Fee Table . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . 9
Information About The Reorganization  . . . . . . . . . . . .  11
Reasons For The Reorganization  . . . . . . . . . . . . . . .  15
Comparison Of Investment Objectives, Policies And
    Restrictions  . . . . . . . . . . . . . . . . . . . . . .  16
Comparison Of Shareholders' Rights  . . . . . . . . . . . . .  18
Additional Information About The Balanced Fund  . . . . . . .  21
Additional Information About The Atlanta Fund . . . . . . . .  21
Voting Information  . . . . . . . . . . . . . . . . . . . . .  21
Financial Statements And Experts  . . . . . . . . . . . . . .  23
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . .  23

                             SYNOPSIS

     The following is a summary of certain information contained in this Proxy Statement/Prospectus. This summary is qualified in its entirety by reference to the more complete information contained elsewhere in this Proxy Statement/Prospectus, and the Atlanta Fund Prospectus, the Balanced Fund Prospectus and the Agreement attached to this Proxy Statement/Prospectus as Exhibit A.

THE PROPOSED REORGANIZATION. The Board of Directors of the Atlanta Fund, including a majority of the Directors who are not "interested persons" of the Atlanta Fund (the "Independent Directors"), as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has approved an Agreement and Plan of Reorganization (the "Agreement") providing for the acquisition of all or substantially all of the assets of the Atlanta Fund by the Balanced Fund, in exchange for shares of the Balanced Fund and the assumption by the Balanced Fund of certain identified liabilities of the Atlanta Fund. The net asset value of the shares issued in the exchange will equal the net asset value of the Atlanta Fund's shares then outstanding. In connection with the Reorganization, shares of the Balanced Fund will be distributed to shareholders of the Atlanta Fund, and the Atlanta Fund will be completely liquidated and dissolved.

        As a result of the Reorganization, each shareholder of the Atlanta Fund will cease to be a shareholder of the Atlanta Fund and receive that number of full and fractional shares of the Balanced Fund having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of the Atlanta Fund as of the close of business on the closing date of the Reorganization. No sales charge will be imposed in connection with the issuance of shares of the Balanced Fund to the shareholders pursuant to the Reorganization. If the Reorganization is approved, the Atlanta Fund has agreed to pay all fees and expenses incurred by the Atlanta Fund, the Balanced
Fund and the CornerCap Funds in connection with the Reorganization, and in connection therewith discharge or establish reserves for those fees and expenses, as well as for all of its other known liabilities, prior to the Closing Date.
For a more detailed discussion of the terms of the Reorganization, see "Information About the Reorganization."

     For the reasons set forth below under "Reasons for the Reorganization," the Board of Directors of the Atlanta Fund, including a majority of the Independent Directors, has unanimously concluded that the Reorganization would be in the best interests of the Atlanta Fund and its shareholders, and therefore has submitted the Reorganization for approval by shareholders of the Atlanta Fund at a Special Meeting of Shareholders to be held on January 28, 1997 (the "Meeting"). Approval of the Reorganization requires the vote of a majority of the Atlanta Fund's outstanding shares. See "Voting Information." The Board of Directors of the Atlanta Fund recommends approval of the Agreement effecting the Reorganization.

INVESTMENT OBJECTIVES AND POLICIES. The investment objectives and policies of the Atlanta Fund and the Balanced Fund are significantly different. The investment objective of the Balanced Fund is to obtain long-term capital appreciation and current income. The Balanced Fund attempts to achieve its objective by normally investing 50% to 70% of its total assets in

equity securities of domestic and foreign issuers and at least
30% in fixed-income securities, including cash and cash equivalents. In addition, the Balanced Fund will not be limited with respect to the geographic location of its portfolio investments.

     The investment objective of the Atlanta Fund is to achieve long-term growth of capital through investment in a portfolio primarily comprised of the common stocks of the 50 most highly capitalized publicly traded companies (the "Atlanta 50 Portfolio") headquartered in the 18-county metropolitan statistical area of Atlanta, Georgia ("Metropolitan Atlanta"). The Atlanta Fund pursues its objective (i) by investing at least 75% of its total assets in the Atlanta 50 Portfolio using a five-tiered weighing system based primarily on each stock's relative total market value; and (ii) by investing up to 25% of its total assets, on a non-weighted basis, in the common stocks of publicly traded companies that either are headquartered in the State of Georgia or have significant business operations in Metropolitan Atlanta. For a more detailed discussion and comparison of investment objectives and policies, see "Comparison of Investment Objectives, Policies and Restrictions."

INVESTMENT ADVISER, ADMINISTRATOR AND DISTRIBUTOR. The investment advisers, administrators and distributors of the Atlanta Fund and the Balanced Fund are different. The investment adviser of the Balanced Fund is Cornerstone Capital Corp. (the "Balanced Fund Adviser"), a Georgia corporation having its principal office at The Peachtree, Suite 1700, 1355 Peachtree Street, N.E., Atlanta, Georgia 30309. The Balanced Fund Adviser has been engaged in the investment advisory business since 1989 and currently has approximately $200 million of assets under management.

     The principal portfolio manager of the Balanced Fund is Thomas E. Quinn, a Chartered Financial Analyst and a Certified
Public Accountant. Mr. Quinn has worked in investment management and financial analysis for 22 years, and during the last six years has served as the principal executive officer of the Balanced Fund Adviser. Previously, Mr. Quinn was Chief Investment Officer for RJR Investment Management, Inc. where he managed a portfolio worth over $600 million.

     Fortune Fund Administration, Inc., an affiliate of the Balanced Fund Adviser ("Fortune"), serves as administrator of the Balanced Fund. In that capacity, Fortune performs certain recordkeeping and shareholder servicing functions required of registered investment companies, assists the Balanced Fund in preparing and filing certain financial and other reports, and performs certain daily functions required for ongoing operations. Fortune also serves as Accounting Services Agent and Transfer Agent of the Balanced Fund.

     The Distributor and principal underwriter of the Balanced Fund is Attkinson, Carter & Akers, Inc., a Georgia corporation with its principal office at One Buckhead Plaza, Suite 1475, 3060 Peachtree Road, N.W., Atlanta, Georgia 30305. The Balanced Fund Distributor acts as agent upon the receipt of orders from investors and may be entitled to compensation and other reimbursements pursuant to the Balanced Funds Distribution Plan.

     The investment adviser, administrator and distributor of the Atlanta Fund is Wedgewood Equities, Inc., PFPC, Inc. and Pryor,
McClendon, Counts & Co., Inc., respectively.

     For additional information about the Balanced Fund's and the Atlanta Fund's investment advisers, administrators and distributors, see the Balanced Fund Prospectus and the Atlanta
Fund Prospectus, respectively.

FEES AND EXPENSES. Pursuant to its Investment Advisory Agreement with the Balanced Fund, the Balanced Fund pays the Balanced Fund Adviser a fee, computed daily and payable monthly, at an annual rate of 1% of the Balanced Fund's average daily net assets. The Balanced Fund Advisory Agreement also provides that the Balanced Fund Adviser will reduce its fee in any fiscal year to the extent that the expenses of the Balanced Fund exceed applicable state limitations. Currently, the most restrictive limitations limit expenses to 2.5% of the first $30 million of a fund's average net assets, 2.0% of the next $70 million and 1.5% net assets in excess of $100 million.

     Pursuant to its Administration Agreement with Fortune, the Balanced Fund pays Fortune an administrative fee at the annual rate of 0.20% of the Balanced Fund's average daily assets, up to a maximum of $4,000 per month. The Balanced Fund also pays Fortune minimum fees of $12,000 and $18,000 per year for its services as Transfer Agent and Accounting Services Agent, respectively. Fortune is also reimbursed for certain out-of-pocket expenses incurred as a result of its services under the Administration Agreement, Transfer Agent Agreement and Accounting Services Agreement. The Balanced Fund Adviser has voluntarily agreed to reimburse the Balanced Fund for certain expenses to the extent and for so long as may be necessary to keep total operating expenses at no greater than 2.0% of average net assets during the 1997 and 1998 fiscal years.

     Under its Investment Advisory and Management Agreement (the "Atlanta Fund Advisory Agreement") with the Atlanta Fund Adviser, the Atlanta Fund pays Wedgewood Equities, Inc., (the "Atlanta Fund Adviser") a fee, computed daily and paid monthly, equal to an annual rate of .34% of the Atlanta Fund's daily net assets.

     Although the Balanced Fund pays the Balanced Fund Adviser higher fees than are paid to the Atlanta Fund Adviser, the Board of Directors of the Atlanta Fund believes such fees are justified given the expanded investment universe of the Balanced Fund and the Balanced Fund Adviser's voluntary commitment to keep operating expenses below 2.0%. See also "Expense Ratios" below.

EXPENSE RATIOS. For the year ended May 31, 1996, the ratio of expenses to average net assets (net of fee waivers) for the shares of the Atlanta Fund was 8.36%. The anticipated ratio of expenses to average daily net assets for the Balanced Fund upon completion of the Reorganization will be 2.0% after reimbursement by the Balanced Fund Adviser of expenses in excess of 2.0%. The Balanced Fund Adviser has voluntarily agreed to reimburse the Balanced Fund for certain of its operating expenses to the extent and for so long as may be necessary to keep the total operating expenses at no greater than 2.0% of average net assets during the 1997 and 1998 fiscal years. Without such reimbursement, expenses are estimated at approximately 3.5% of average net assets, assuming assets of $3 million. Accordingly, even without reimbursement, the Balanced Fund's expense ratio is expected to be 4.86% lower

than that of the Atlanta Fund, or 6.86% lower with reimbursement.
See "Fee Table."

DISTRIBUTION PLAN. Both the Balanced Fund and the Atlanta Fund have adopted Distribution Plans (the "Distribution Plans") pursuant to Rule 12b-1 of the 1940 Act in order to facilitate the growth of assets for each of the funds. The Distribution Plans, renewable annually by the Board of each fund, authorizes each fund's respective investment adviser or distributor to use fund assets up to an amount equal to 0.25% per year. The percentage expenditure limit for the Balanced Fund's and the Atlanta Fund's is the same. However, the Balanced Fund does not expect to pay any amounts under its Distribution Plan during the 1997 and 1998 fiscal years. Furthermore, any such payment would be subject to the Balanced Fund Adviser's voluntary commitment to limit operating expenses at no greater than 2.0% of average net assets during these years. For a more detailed discussion of the Distribution Plans, see the Atlanta Fund Prospectus and the Balanced Fund Prospectus.

FEDERAL TAX CONSIDERATIONS. As a condition to closing under the Agreement, the Atlanta Fund will obtain an opinion of counsel, based on certain facts, assumptions and representations made by the Balanced Fund and the Atlanta Fund, to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes.

DIVIDEND DISTRIBUTIONS. Both the Balanced Fund and the Atlanta Fund have a current policy to make, from time to time, distributions to shareholders consisting of dividends and net realized capital gains. There is no fee or other charge imposed by either fund in connection with the reinvestment of dividends and capital gains distributions. As permitted by the Balanced Fund's Board of Trustees and the Atlanta Fund's Board of Directors, each fund permits its shareholders to make an election to receive dividends and distributions in cash or in full and fractional shares of the fund. The failure to make any such election results in the automatic reinvestment of the dividends or distributions in full and fractional shares of each fund.
The Balanced Fun will treat each Atlanta Fund shareholder as having elected automatic reinvestment of Balanced Fund dividends and distributions unless notified to the contrary by the shareholder.

PURCHASE AND REDEMPTION PROCEDURES AND RIGHTS. Procedures for purchasing and redeeming shares and the rights of shareholders pursuant thereto do not differ significantly between the Balanced Fund and the Atlanta Fund, except in the areas of minimum and subsequent investment dollar requirements. Shares of the Balanced Fund are purchased without a load at net asset value while purchases of the Atlanta Fund's shares are generally subject to a 3.75% initial sales load. The Balanced Fund imposes a minimum initial investment of $2,000 on new shareholders and requires subsequent investments to be at least $250, and the Atlanta Fund imposes a minimum initial investment of $500 on new shareholders and requires subsequent investments to be at least $100. Full and fractional shares of the Balanced Fund and the Atlanta Fund may be redeemed at any time for cash at the net asset value per share next determined after receipt of a redemption request, as provided in their respective Prospectuses. Shareholders of the Balanced Fund may exchange their shares of the Balanced Fund for shares of the CornerCap Growth Fund, a separate series of the CornerCap Group of Funds, without payment or penalty at any time. See "Balanced Fund Prospectus."

                            FEE TABLE

     The table below compares the Atlanta Fund's annual fund operating expenses for the fiscal year ended May 31, 1996 with the expected annual fund operating expenses of the Balanced Fund for the fiscal year ending March 31, 1997 (on an annualized basis).

                                                                              Balanced      The Atlanta
                                                                                Fund            Fund

SHAREHOLDER TRANSACTION EXPENSES:

     Sales Load (as a percentage of offering price)                             None            3.75%<F1>
     Sales Load on Dividend Reinvestment                                        None             None
     Preferred Sales Changes                                                    None             None
     Redemption Fee                                                             None             None
     Exchange Fee                                                               None              N/A

ANNUAL FUND OPERATING EXPENSES (as a percentage of net assets)
      Rule 12b-1 Fees<F2>                                                       0.00%           0.25%
      Administrative Fees<F3>                                                   0.00%           0.00%
      Management Fees<F4>                                                       0.00%           0.00%
      Other Expenses<F5>                                                        2.00%           8.11%

Total Fund Operating Expenses                                                   2.00%           8.36%
                                                                                                ----
__________________________

<F1> Sales load is reduced for purchases of $25,000 or more.  See the
Atlanta Fund Prospectus.

<F2> The Balanced Fund has adopted a Distribution Plan pursuant to which it may reimburse the Balanced Fund Distributor and Adviser for certain distribution-related expenses of the Balanced Fund up to an annual amount of 0.25% of the Balanced Fund's average daily net assets. No reimbursements or other payments have been made under this plan since its inception and none are presently contemplated during the 1997 and 1998 fiscal years.

<F3> The Balance Fund's Administration Agreement with Fortune provides for compensation to Fortune at the annual rate of 0.20% of the Balanced
Fund's daily net assets up to a maximum of $4,000 per month.

<F4> The Balanced Fund's Investment Advisory Agreement with the Balanced
Fund Adviser provides for compensation to the Balanced Fund Adviser at the annual rate of 1.0% of average daily net assets. The Balanced Fund Adviser has voluntarily agreed to waive all or such portion of such fee and to reimburse the Balanced Fund to the extent and for so long as may be necessary to keep total Balanced Fund operating expenses at no greater than 2.0% of average net assets during the 1997 and 1998 fiscal years.
The Atlanta Fund's agreement with The Atlanta Fund Adviser provides for compensation of at the annual rate of .34% of the Atlanta Fund's daily net assets.

<F5> "Other expenses" are estimated and include without limitation, fees paid to independent accountants, independent trustees, legal counsel, transfer agent, custodian and accounting services agents. "Other expenses" also includes costs associated with registration fees, reports to shareholders and other miscellaneous expenses. The Balanced Fund Adviser has voluntarily agreed to waive its advisory and administrative fees and to reimburse the Balanced Fund for certain of its operating expenses to the extent and for so long as may be necessary to keep total Balanced Fund operating expenses at no greater than 2.0% of average net assets during the 1997 and 1998 fiscal years. Total operating expenses are net of fee waivers and reimbursements. In the absence of such waivers and reimbursements, total operating expenses were 9.45% for the Atlanta Fund and are estimated at 3.5% for the Balanced Fund (assuming assets of $3 million).

                                 Example
                                 -------
     Based on the expenses set forth above, a shareholder would pay the following expenses on a $1,000 investment, assuming (1) a hypothetical 5% annual return and (2) redemption at the end of each time period:

                                         1 Year     3 Years     5 Years     10 Years
                                         -------------------------------------------
Balanced Fund ...................           $20        $64        $110        $244

Atlanta Fund ....................          $117       $267        $407        $719

         The foregoing table is intended to assist investors in understanding the costs and expenses that a shareholder in the applicable fund will bear directly or indirectly. The Example should not be considered a representation of past or future expenses, and actual expenses may be more or less than those assumed for purposes of the Example. The assumed 5% return is hypothetical and should not be considered a representation of past or future annual returns.

                           RISK FACTORS

     Because of the substantial differences in investment objectives, policies and restrictions between the Atlanta Fund and the Balanced Fund, the risks of investing in each fund are substantially different. The following risks should be considered by shareholders of the Atlanta Fund in their evaluation of the Reorganization.

     The Atlanta Fund's concentration in companies headquartered in or doing business in Metropolitan Atlanta ties the performance of the Atlanta Fund to the economic environment of Atlanta and the surrounding region. Accordingly, the Atlanta Fund is subject to, and could be adversely impacted by, industrial and business trends within Atlanta and the surrounding geographical area. Moreover, the Atlanta Fund's requirement that at least 75% of its total assets be invested in the Atlanta 50 Portfolio could cause imbalances in the Atlanta Fund relative to diversification by industry sector, further tying the fund's performance to the performance of several particular industries within Metropolitan Atlanta. In addition, the Atlanta 50 Portfolio restrictions of the Atlanta Fund also prohibit the Atlanta Fund Adviser from utilizing certain traditional analytical measures frequently employed to select investments. For additional information about the risks of investing in the Atlanta Fund, see the Atlanta Fund Prospectus.

     The Balanced Fund, on the other hand, may invest in equity securities of domestic and foreign issuers without restrictions related to the geographic location of such issuers. The Balanced Fund will also invest at least 30% of its assets in fixed-income securities of domestic and foreign issuers, including cash and cash equivalents. Foreign securities will be limited to 25% of the Balanced Fund assets and will generally be dollar denominated.

     As a fund investing in both equity and fixed income securities, the Balanced Fund is subject to market risk, interest rate risk and credit risk. The market for equity securities in the United States tends to be cyclical, with periods when the prices of securities generally rise and periods when they generally decline. All equity securities are usually influenced to some extent by price movements in the equities market.
Because of the risks associated with investments in equity securities, the Balanced Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term stock market movements.

     The fixed-income portion of the Balanced Fund will be subject to risk arising from fluctuating interest rate levels.
As prevailing interest rates decrease, bond prices will increase. Likewise, when prevailing interest rates increase, bond prices will decrease. The level of price volatility of a bond is generally dependent upon the length of time until maturity.
Bonds with longer maturities usually have higher yields and greater price volatility than bonds with shorter maturities. A change in the level of interest rates will affect both the net asset value per share of the Balanced Fund as well as its yield.

     Fixed income securities are also subject to credit risk arising from the ability of the issuer to make timely payment of interest and principal installments. Credit ratings give an indication of the issuer's ability to maintain these timely payments. Normally, bonds with lower credit ratings will have higher yields than bonds with the highest credit ratings. The Balanced Fund invests only in those corporate obligations which in the Balanced Fund Adviser's opinion have the investment characteristics described by Moody's in rating corporate obligations within its four highest ratings of Aaa, Aa, A and Baa and by S&P in rating corporate obligations within its four highest ratings of AAA, AA, A and BBB. It is possible that the ability of the Balanced Fund to achieve its objective of current income could be diminished by its restriction on the use of non-investment grade corporate obligations. For a description of these ratings, see Appendix A to the Balanced Fund's Statement of Additional Information. Investments in government obligations will include direct obligations of the U.S. Government, such as
U. S. Treasury Bills, Notes and Bonds, obligations guaranteed by the U.S. Government, such as Government National Mortgage Association obligations, and obligations of U.S. Government authorities, agencies and instrumentalities, such as Federal National Mortgage Association, Federal Home Loan Bank, Federal Financing Bank and Federal Farm Credit Bank obligations.

     The Balanced Fund does not require that its investments in corporate obligations actually be rated by Moody's or S&P, and it may acquire such unrated obligations which in the opinion of the Balanced Fund Adviser are of a quality at least equal to a rating of Baa by Moody's or BBB by S&P. With respect to investments in unrated obligations, the Balanced Fund will be more reliant on the Balanced Fund Adviser's judgment and experience than would be the case if the Balanced Fund invested solely in rated obligations. Obligations rated Baa by Moody's or BBB by S&P have speculative characteristics. A rating of Baa by Moody's

indicates that the obligation is of "medium grade," neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. A rating of BBB by S&P indicates that the obligation is in the lowest "investment grade" security rating. Obligations rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas such obligations normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest than obligations in the top three "investment grade" categories. Both credit and market risks as described above are increased by investing in fixed income obligations rated Baa by Moody's and BBB by S&P. For a more detailed description of these ratings, see Appendix A to the Balanced Fund's Statement of Additional Information.

     The Balanced Fund Adviser will attempt to limit fluctuations in the market value of the portfolio by adopting a more defensive posture during periods of economic difficulty. During such periods the Balanced Fund may acquire high quality short-term money market instruments rated Prime-1 by Moody's or A or better by S&P or, if unrated, of comparable quality as determined by the Balanced Fund Adviser, at such times, and in such amounts, as in the opinion of the Balanced Fund Adviser seems appropriate. Short-term money market instruments will include, among others, Treasury bills, bankers' acceptances, certificates of deposit, time deposits, and commercial paper. For a description of these instruments, see Appendix A to the Balanced Fund's Statement of Additional Information.

     There are additional risks associated with investments in securities of foreign issuers. Such risks include changes in currency rates, greater difficulty in commencing lawsuits, differences between U.S. and foreign economies, and U.S. Government policy with respect to certain investments abroad. Foreign companies are frequently not subject to the accounting and financial reporting standards applicable to U.S. companies, and there may be less information available about foreign issuers. Securities of foreign issuers are generally less liquid and more volatile than those of comparable U.S. issuers. There is often less government regulation of issuers than in the U.S. There is also the possibility of expropriation or confiscatory taxation, political or social instability or diplomatic developments that could adversely affect the value of those investments.

     Finally, because the investment objectives, policies and restrictions of the Atlanta Fund and the Balanced Fund are substantially different, the Balanced Fund will immediately after closing liquidate all Atlanta Fund investments that do not conform with the investment objectives, policies and restrictions of the Balanced Fund. This will cause the Balanced Fund to realize tax gains and incur brokerage expense and other costs.

     For additional information about the risks of investing in the Balanced Fund, see the Balanced Fund Prospectus and Statement of Additional Information.

               INFORMATION ABOUT THE REORGANIZATION

     The summary below is qualified by reference to the Balanced
Fund Prospectus, the Atlanta Fund Prospectus and the Agreement attached to this Proxy Statement/Prospectus as Exhibit A.

TERMS OF THE REORGANIZATION. The Agreement provides that the Balanced Fund will acquire all or substantially all of the assets of the Atlanta Fund in exchange for shares of the Balanced Fund and the assumption by the Balanced Fund of certain identified liabilities of the Atlanta Fund three days after the day of the approval of the Reorganization by the Shareholders of the Atlanta Fund (the "Closing Date"), or such later date as provided for pursuant to the Agreement. The Balanced Fund will not assume any liabilities or obligations of the Atlanta Fund, other than those reflected in an unaudited statement of assets and liabilities of the Atlanta Fund as of the normal close of business of the New York Stock Exchange (currently 4:30 p.m., New York City time) on the day the Reorganization is approved (the "Valuation Date"). The number of full and fractional shares of the Balanced Fund to be issued to shareholders of the Atlanta Fund will be determined on the basis of the relative net asset values per share and aggregate net assets of the Balanced Fund and the Atlanta Fund computed as of the close of business on the New York Stock Exchange on the Valuation Date. The net asset value per share for both the Balanced Fund and the Atlanta Fund will be determined by dividing their respective assets, less liabilities, by the total number of their respective outstanding shares. Portfolio securities of both the Balanced Fund and the Atlanta Fund will be valued in accordance with the valuation practices of the Balanced Fund as described under "Net Asset Value" in the Balanced Fund Prospectus.

     The Board of Directors of the Atlanta Fund has determined that participation in the Reorganization is in the best interests of shareholders of the Atlanta Fund.

     Prior to the Closing Date, the Atlanta Fund will continue to discharge all of its known liabilities and obligations. The liabilities assumed are expected to relate generally to expenses incurred in the ordinary course of the Atlanta Fund's operations, such as accounts payable relating to custodian and transfer agency fees, legal and accounting fees, and expenses of state securities registrations of the Atlanta Fund's shares. These liabilities will also include all fees and expenses incurred by the Atlanta Fund, the Balanced Fund and the CornerCap Funds in connection with the Reorganization. These Reorganization expenses are expected to include legal fees, accounting fees, printing fees, transfer agent fees and other miscellaneous expenses associated with the Reorganization. The Balanced Fund will assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Atlanta Fund as of the close of the New York Stock Exchange on the Valuation Date prepared by the Atlanta Fund's Administrator, PFPC, Inc. Coopers & Lybrand, L.L.P. will perform certain agreed upon procedures on such statement to assist management of the Atlanta Fund in determining the reasonableness of final expense accruals and distributions. This statement will also be reviewed by the Balanced Fund's auditors and must be reasonably satisfactory to them. The Balanced Fund will assume only those liabilities of the Portfolio reflected in that unaudited statement of assets and liabilities and will not assume any other liabilities.

     As of or prior to the Closing Date, the Atlanta Fund contemplates declaring and paying a dividend or dividends which are intended to have the effect of distributing to the Atlanta Fund's shareholders all of the Atlanta Fund's net income which has not been distributed previously.

     Immediately after the Closing, the Atlanta Fund will distribute pro rata to its shareholders of record as of the close of business on the Valuation Date the full and fractional shares of the Balanced Fund received by the Atlanta Fund, and the Atlanta Fund will then take such actions to dissolve and liquidate. Such distribution will be accomplished by the establishment of accounts on the share records of the Balanced Fund in the name of the Atlanta Fund shareholders, each representing the respective pro rata number of full and fractional shares of Balanced Fund due such shareholders. After the Closing Date, any outstanding certificates representing shares of the Atlanta Fund will represent shares of the Balanced Fund distributed to the record holders of the Atlanta Fund.
Share certificates of the Atlanta Fund will, upon presentation to the Transfer Agent of the Balanced Fund, be exchanged for shares of the Balanced Fund. Certificates for the Balanced Fund shares will be issued only upon written request.

INDEMNIFICATION. Pursuant to the terms of the Agreement, the Atlanta Fund, has agreed to indemnify, defend and hold the CornerCap Funds and the Balanced Fund and their respective affiliates, trustees, officers, employees, and agents harmless in respect to any liability incurred by them that arises out of or relate to
(i) any material breach of or failure by the Atlanta Fund to perform any of its covenants or agreements in the Agreement,
(ii) any false statement contained in the representatives and warranties of the Atlanta Fund in the Agreement and (iii) any claims, suits, obligations or liabilities associated with the operations of the Atlanta Fund prior to the Closing Date.

     Pursuant to the terms of the Agreement, Wedgewood Equities Inc. and Pryor, McClendon, Counts & Co., Inc. ("Pryor McClendon"), have agreed to indemnify, defend and hold the CornerCap Funds and the Balanced Fund and their respective affiliates, trustees, officers, employees, and agents harmless in respect to any liability incurred by them that arises out of or relate to (i) any material breach of or failure by them to perform their respective covenants or agreements in the Agreement, (ii) any false statement contained in the representatives and warranties of the Atlanta Fund in the Agreement if such statement was made in reliance upon and in conformity with information furnished to the Acquired Fund by either of them, and (iii) any claims, suits, obligations or liabilities associated with the operations of the Atlanta Fund prior to the Closing Date.

     Pursuant to the terms of the Agreement, the Balanced Fund has agreed to indemnify, defend and hold the Atlanta Fund, Pryor McClendon and Wedgewood Equities and their respective affiliates, trustees, officers, employees, and agents harmless in respect to any liability incurred by them that arises out of or relate to
(i) any material breach or failure by the Balanced Fund to perform any of its covenants and agreements in the Agreement,
(ii) any false statement contained in the representatives and warranties of the Balanced Fund in the Agreement and (iii) any claims, suits, obligations or liabilities associated with the

operations of the Balanced Fund subsequent to the Closing Date. Approval and Consummation of the Agreement. The consummation of the Agreement is subject to the conditions set forth therein.
The Agreement may be terminated by the Board of Directors of the Atlanta Fund or the Board of Trustees of the Balanced Fund, by mutual agreement at any time prior to the Closing Date. Termination by the Atlanta Fund will not terminate its obligation to pay the expenses related to the Reorganization. See "Expenses of the Transaction" below.

     Approval of the Reorganization will require the affirmative vote of the holders of a majority of the outstanding voting securities of the Atlanta Fund. If the Reorganization is not approved by the shareholders of the Atlanta Fund, the Board of Directors of the Atlanta Fund will consider the options available to the Atlanta Fund, including its termination and liquidation. Atlanta Fund shareholders who object to the Reorganization have the rights outlined below in "Voting Information."

     THE BOARD OF DIRECTORS OF THE ATLANTA FUND RECOMMENDS
APPROVAL OF THE REORGANIZATION.

EXPENSES OF THE TRANSACTION. If the Reorganization is consummated, the Atlanta Fund terminates the Agreement prior to February 28, 1997 or the Atlanta Fund fails to distribute this Proxy Statement/Prospectus or takes or fails to take any other action which causes or results in the failure of the Reorganization to close, the Atlanta Fund will pay all fees and expenses incurred in connection with the Reorganization, including but not limited to (i) all fees and expenses related to the preparation, filing and distribution of this Proxy Statement/Prospectus, (ii) all applicable filing fees, (ii) printing and mailing expenses, (iii) accountants' and auditors' fees and expenses, and (v) the reasonable expenses of the CornerCap Funds specifically related to the Reorganization, including the fees and expenses of its legal counsel. If for any other reason the Reorganization does not close, the Atlanta Fund shall be responsible for 50% of all such fees and expenses and the Balanced Fund and Pryor McClendon, the Atlanta Fund's distributor, shall each be responsible for 25% of all such fees and expenses; provided, however, that the Balanced Fund will be responsible for all such fees and expenses if the Reorganization does not become effective as a result of a material breach of the Agreement by the Balanced Fund. Fees and expenses of the Reorganization are currently estimated to be approximately
$50,000.

DESCRIPTION OF THE BALANCED FUND SHARES. Full and fractional shares of beneficial interest of the Balanced Fund will be issued to shareholders of the Atlanta Fund in accordance with the procedures under the Agreement as described above. Each share will be fully paid and non-assessable and will be redeemable at the net asset value per share, and will have no preemptive or conversion rights. See "Comparison of Shareholders' Rights" for additional information with respect to the shares of the Balanced Fund.

CAPITALIZATION. The following table, which is unaudited, shows the capitalization and net asset values per share of the Atlanta Fund as of May 31, 1996 and of the Balanced Fund on a pro forma basis as of that date after giving effect to the Reorganization. The Balanced Fund has not yet commenced active operations, but will do so immediately upon the closing of the Reorganization.

                                       Atlanta Fund            Balanced Fund
                                                                 Pro Forma

Net Assets                               $3,983,553               $3,983,553

Net asset value per share                $    12.53               $    12.53

Shares outstanding                          317,956                  317,956


         The Reorganization is being accounted for by the Balanced Fund by the method used for a tax-free reorganization of an investment company. Under this method (sometimes referred to as a "pooling without restatement"), the aggregate net asset value of the Balanced Fund shares issued will equal the aggregate net asset value of the Atlanta Fund. The above numbers do not reflect the payment by the Atlanta Fund of the expenses related to the Reorganization. See "Information About the Reorganization -- Expenses of the Transaction".

FEDERAL INCOME TAX CONSEQUENCES. The Reorganization is intended to qualify for Federal income tax purposes as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), with no gain or loss recognized as a consequence of the Reorganization by the Balanced Fund, the Atlanta Fund, or the shareholders of the Atlanta Fund. As a condition to the closing of the Reorganization, the Atlanta Fund will have received an opinion from the law firm of Kilpatrick & Cody, L.L.P. to that effect. That opinion will be based in part upon representations made by the Atlanta Fund and the Balanced Fund, and certain facts and assumptions.

     Shareholders of the Atlanta Fund should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. SINCE THE FOREGOING DISCUSSION ONLY RELATES TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION, SHAREHOLDERS OF THE ATLANTA FUND SHOULD ALSO CONSULT THEIR TAX ADVISORS AS TO STATE, LOCAL, AND
OTHER TAX CONSEQUENCES, IF ANY, OF THE REORGANIZATION.


                  REASONS FOR THE REORGANIZATION

     The Atlanta Fund was organized to provide an investment vehicle for capital appreciation primarily through investment in the common stock of publicly traded companies headquartered in the metropolitan area of Atlanta, Georgia. Although the Board of Directors of the Atlanta Fund is satisfied with the Atlanta
Fund's overall performance, the Board of Directors and the Atlanta Fund Adviser are concerned about the relatively small amount of total assets invested in the Atlanta Fund and the relatively high level of operating expenses sustained by the Atlanta Fund. In consideration of the Atlanta Fund's situation, the Board of Directors has decided, subject to shareholder approval, to transfer all or substantially all of the Atlanta Fund's assets to the Balanced Fund. The comparatively larger asset projections of the Balanced Fund, combined with the Atlanta Fund, will enable shareholders of the Atlanta Fund to benefit from increased diversification of investments and other economies of scale. The Board of Directors of the Atlanta Fund has concluded that economies of scale and potentially lower expense ratios can be realized by transferring the assets of the Atlanta Fund into the Balanced Fund.

     The Atlanta Fund's Board of Directors has determined that consummation of the Reorganization is in the best interests of the shareholders of the Atlanta Fund and that the interests of the shareholders of the Atlanta Fund will be best served as a result of the proposed transaction. The Board of Directors believes the transaction is in the best interests of the Atlanta Fund for the following reasons:

     REDUCTION OF ASSETS. The assets of the Atlanta Fund have experienced a significant reduction since its inception and there is no indication that this trend will reverse itself. The Atlanta Fund's net assets as of May 31, 1993 were $9.1 million, compared to $3.9 million as of May 31, 1996. The number of shares outstanding has similarly experienced a significant reduction since its inception from approximately 820,148 to 317,956 during the same three year period. If these trends continue, the reduction of assets of the Atlanta Fund will adversely affect the ability of the Atlanta Fund to meet its investment objectives.

     EXPENSE RATIO. The continued decrease in the Atlanta Fund's net assets together with significant recurring operating expenses has caused the Atlanta Fund's expense ratio to increase significantly and there is no indication that this trend will reverse itself. The Board of Directors believes that the total operating expenses should be less than the aggregate expenses of the individual funds, resulting in a lower expense ratio for the combined fund. In addition, the Balanced Fund Adviser has voluntarily agreed to reimburse the Balanced Fund for certain operating expenses to the extent and for so long as may be necessary to keep the total operating expenses at no greater than 2.0% of aggregate net assets during the 1997 and 1998 fiscal years.

     INVESTMENT OBJECTIVES AND POLICIES. The investment objectives and policies of the Atlanta Fund and the Balanced
     Fund are significantly different. The investment objectives and policies of the Atlanta Fund require its investment adviser to concentrate in companies headquartered in or doing business in Metropolitan Atlanta. As a result, the performance of the Atlanta Fund is tied directly to the economic environment of Atlanta and the surrounding region. Accordingly, the Atlanta Fund is subject to, and could be adversely impacted by, industrial and business trends within Atlanta and the surrounding areas. Moreover, the Atlanta Fund's requirement that at least 75% of its total assets be invested in the Atlanta 50 Portfolio could cause imbalances in the Atlanta Fund relative to diversification by industry sector, further tying the Fund's performance to the performance of several particular industries within Metropolitan Atlanta. The Balanced Fund, on the other hand, attempts to achieve its investment objective by normally investing 50% to 70% of its total assets in equity securities of domestic and foreign issuers and at least 30% in fixed-income securities, including cash and cash equivalents. Accordingly, the Balanced Fund will not be limited with respect to the geographic location of its portfolio investments which will enable the shareholders of the Atlanta Fund to benefit from the increased investment diversification.

     THE DIRECTORS RECOMMEND THAT THE SHAREHOLDERS OF THE ATLANTA
FUND APPROVE THE REORGANIZATION.


                      COMPARISON OF INVESTMENT OBJECTIVES,
                            POLICIES AND RESTRICTIONS

GENERAL OVERVIEW. The investment objectives and policies of the Atlanta Fund and the Balanced Fund are significantly different. The investment objective of the Balanced Fund is to obtain long-term capital appreciation and current income. The Balanced Fund attempts to achieve its objective by normally investing 50% to 70% of its total assets in equity securities of domestic and foreign issuers and at least 30% in fixed-income securities, including cash and cash equivalents. The Balanced Fund will not be limited with respect to the geographic location of its portfolio investments.

     The investment objective of the Atlanta Fund is to achieve long-term growth of capital through investment in a portfolio primarily comprised of the common stocks of the 50 most highly capitalized publicly traded companies (the "Atlanta 50 Portfolio") headquartered in the 18-county metropolitan statistical area of Atlanta, Georgia ("Metropolitan Atlanta"). The Atlanta Fund pursues its objective (i) by investing at least 75% of its total assets in the Atlanta 50 Portfolio using a five-tiered weighing system based primarily on each stock's relative total market value; and (ii) by investing up to 25% of its total assets, on a non-weighted basis, in the common stocks of publicly traded companies that either are headquartered in the State of Georgia or have significant business operations in Metropolitan Atlanta.

OVERALL PORTFOLIO COMPARISON. The Atlanta Fund concentrates its portfolio in Atlanta by investing at least 75% of the fund's total assets in the 50 most highly capitalized publicly traded companies headquartered in Metropolitan Atlanta (the "Atlanta 50"), utilizing a five-tiered weighting system based primarily on the relative total market capitalization of each stock included in the Atlanta 50, as outlined in the Atlanta Fund Portfolio.
The remaining 25% of the Atlanta Fund's assets may be invested in the common stock of publicly traded companies that are

headquartered in the State of Georgia or have significant business or operations in Metropolitan Atlanta (the "Non-Weighted Portfolio"). Although the Atlanta Fund attempts to invest as much of the fund as possible in common stocks, when necessary to control cash flow or to compensate for unusual market conditions, the Non-Weighted Portfolio assets may be invested in high quality fixed-income securities, bonds, and short-term money market securities, or in stock index futures and options. Fixed-income securities will only be purchased if they are rated Aaa, Aa or A by Moody's or AAA, AA or A by S&P. Short-term money market securities will only be purchased if given one of the top two ratings given by Moody's or S&P. See the Atlanta Fund Prospectus for a more complete discussion of the fund's portfolio and investment strategies.

     The Balanced Fund concentrates its portfolio on domestic equity securities, but up to 25% of its assets may be invested in foreign issues. Normally 50% to 70% of the fund's assets will be invested in common stocks, preferred stocks, or convertible domestic and foreign securities, the great majority of which are publicly traded on national securities exchanges or over-the-counter. Many of the securities selected for the fund are chosen on the basis of the Adviser's rankings of 1,500 common stocks which take into consideration several factors, such as price/earnings ratio, earnings growth rate, and cash flows that are in excess of capital expenditures. Selections from these rankings and other sources are made on the basis of diversification and perceived risk in an effort to balance these factors for long-term capital growth.

     In addition to the equity securities discussed above, at least 30% of the Balanced Fund will be invested in various fixed income securities. These fixed income securities may include direct obligations of the U.S. Government, such as U.
S. Treasury Bills, Notes and Bonds, obligations guaranteed by the U.S. Government, such as Government National Mortgage Association obligations, and obligations of U.S. Government authorities, agencies and instrumentalities, such as Federal National Mortgage Association, Federal Home Loan Bank, Federal Financing Bank and Federal Farm Credit Bank obligations, and municipal and state government obligations, mortgage-backed and other asset backed-securities. These fixed income securities may also include corporate bonds and notes, as long as those bonds and notes have the investment characteristics described by Moody's in rating corporate obligations within its four highest ratings of Aaa, Aa, A and Baa and by S&P in rating corporate obligations within its four highest ratings of AAA, AA, A and BBB, although such bonds and notes need not actually have been rated by Moody's or S&P.

     The Balanced Fund portfolio will also have the flexibility to acquire high quality short-term money market instruments rated Prime-1 by Moody's or A or better by S&P or, if unrated, of comparable quality to such rated instruments. Such short-term money market instruments include, among others, Treasury bills, bankers' acceptances, certificates of deposit, time deposits, and commercial paper.

     For a more complete discussion of the Balanced Fund's portfolio and investment strategies, see the Balanced Fund
Prospectus included herewith and the statement of additional information for the Balanced Fund.

COMPARISON OF FUNDAMENTAL INVESTMENT RESTRICTIONS. Except as set forth below, the fundamental investment restrictions of both Funds are substantially similar. Fundamental restrictions are those that may not be changed unless authorized by a vote of a majority of a fund's outstanding shares.

     RESTRICTIONS BASED ON INVESTMENT OBJECTIVES. The Atlanta Fund must invest at least 75% of its portfolio in the Atlanta 50 Portfolio and is subject to other restrictions based on its investment objectives and policies, as outlined above and provided in the Atlanta Fund Prospectus. The Balanced Fund must invest at least 30% of its portfolio in fixed-income securities, and may not invest over 25% of its portfolio in foreign issues. In addition, the Balanced Fund's portfolio must reflect the general investment objectives and policies of the fund, as outlined above and provided in the Balanced Fund Prospectus.

     SENIOR SECURITIES AND BORROWING MONEY. The Atlanta Fund may not issue senior securities, although it may borrow money from banks for temporary and emergency purposes. The Atlanta Fund limits its borrowing to 5% of the value of the fund's total assets. The Balanced Fund generally will not issue senior securities, borrow money or pledge its assets, but may do so to the extent permitted by the 1940 Act.

     MAXIMUM HOLDINGS FOR ONE ISSUER. Neither the Atlanta Fund nor the Balanced Fund may hold more than 10% of any class of securities of a single issuer, and the Balanced Fund may not hold more than 33.33% of the outstanding voting securities of a single issuer.

     MAXIMUM INVESTMENT IN ONE ISSUER. As a non-diversified investment company, the Atlanta Fund may not invest more than 7.5.% of the value of its total assets in the securities of any one issuer. As to 75% of its assets, the Balanced Fund may not invest more than 5% of the value of its total assets in the securities of any one issuer.

     NEW ISSUERS. The Atlanta Fund may not invest in securities of any issuer which has not been in operation for at least three years (including predecessors), and the Balanced Fund may not invest more than 5% of its total assets in issuers not in operation for at least one year.

     FOREIGN EXCHANGE. The Atlanta Fund may not buy or sell foreign exchange. The Balanced Fund has no similar restriction.

     ILLIQUID INVESTMENTS. The Atlanta Fund may not invest more than 5% of the value of its total assets in illiquid investments (including repurchase agreements with a maturity date over seven days and other securities that are restricted or otherwise not marketable). The Balanced Fund's restriction is 15%.

               COMPARISON OF SHAREHOLDERS' RIGHTS

General Information and Qualifications. As a Massachusetts business trust, the Balanced Fund is governed by the CornerCap Fund's Declaration of Trust dated January 6, 1986, as amended (the "CornerCap Funds Declaration"), its By-laws (the "the CornerCap Funds By-laws"), and applicable Massachusetts law. In

some respects, its operations differ from those of the Atlanta Fund, which is organized as a Georgia corporation, and is governed by its Articles of Incorporation, dated December 17, 1991 as amended (the "Atlanta Fund Articles"), its By-laws (the "Atlanta Fund By-laws"), and applicable Georgia law.
Shareholders of the Atlanta Fund entitled to authorize the Reorganization may obtain a copy of the CornerCap Funds Declaration and CornerCap Funds By-laws, without charge, upon written request, or collect call to the CornerCap Funds or Atlanta Fund.

     The following information is only a summary of certain characteristics of the operations of Atlanta Fund, its Articles of Incorporation and By-laws, and Georgia law, and the operations of the CornerCap Funds, its Declaration of Trust and By-laws, and Massachusetts law. The following is not a complete description of the documents or laws cited. Shareholders should refer to the provisions of the Atlanta Fund Articles, the Atlanta Fund By-laws, and Georgia law, and the CornerCap Funds Declaration, the CornerCap Funds By-laws and Massachusetts law directly for a more thorough description.

SHARES OF THE FUNDS. The CornerCap Funds has authorized an unlimited number of shares of beneficial interest, with a par value of $0.01 per share. The Atlanta Fund has authorized capital of 500 million (500,000,000) shares of common stock, each having no par value. The shares of each of the funds have no preemptive or conversion rights.

VOTING REQUIREMENTS. The CornerCap Funds By-laws provide that special meetings of shareholders shall be called upon the written request of holders of not less than 10% of the then outstanding shares of the fund. Similarly, the Atlanta Fund By-laws provide that a special meeting of shareholders shall be called upon the written request of shareholders representing not less than 10% of the outstanding shares of the Atlanta Fund.

     Amendments to the Atlanta Fund Articles must be recommended by the Board of Directors and approved by the vote of shareholders holding a majority of shares entitled to vote. Amendments to the Atlanta Fund Bylaws may be made by the Board of Directors or an affirmative vote of 80% of the outstanding shares entitled to vote for Directors under the Bylaws. Any amendment to the CornerCap Funds Declaration may be adopted by a majority of the Trustees when authorized to do so by the vote of shareholders holding a majority of the shares of the Balanced
Fund entitled to vote. Certain amendments to the CornerCap Funds Declaration that do not adversely affect the rights of shareholders may be approved by a majority of the Trustees, without shareholder vote.

SHAREHOLDER MEETINGS. The CornerCap Funds is not required to hold annual meetings of shareholders, but is required to hold meetings of its shareholders for purposes of voting on certain matters as required under the 1940 Act, including for the election of Trustees. The Atlanta Fund is required under its By-laws and the Georgia Code to hold an annual meeting of shareholders for the election of Directors and the transaction of certain other business matters as may be appropriate at such a meeting.

DIRECTORS AND TRUSTEES. The business of the Atlanta Fund, and the business of the CornerCap Funds, is managed under the direction of its Board of Directors and Board of Trustees, respectively, which formulate the general policies of the funds and meet periodically to review the investment performance of the funds, monitor investment activities and practices and discuss other matters affecting the funds. In addition, each Board, in its discretion, declares what, if any, dividends are to be paid by the funds and when they are to be paid.

     The CornerCap Funds Bylaws provide that the Board of Trustees sets the number of Trustees for the CornerCap Funds, and that number may be any number between three and fifteen. Currently, the CornerCap Funds has four Trustees. Each Trustee's term of office is unlimited as to duration unless the Trustee resigns, dies or is removed by the adoption of a resolution to remove the Trustee by two-thirds of the Trustees not proposed for removal or by vote of the shareholders of the fund holding not less than a majority of the shares then outstanding cast in person or by proxy at any meeting called for that purpose. Trustee vacancies may be filled by the Trustees remaining in office.

     The Atlanta Fund Articles set the number of Directors for the fund at five (5), and authorizes that the number of Directors may be increased, but not decreased, by an affirmative vote of 80% of the shares of the Atlanta Fund entitled to vote for election of Directors. The Atlanta Fund Directors are elected to serve for three year terms, and Directors' terms are staggered. Each Director serves his entire term unless removed by death, resignation, retirement, or an affirmative vote of 80% of the shares outstanding entitled to vote on election of Directors.

SHAREHOLDER LIABILITY. Under Massachusetts law, shareholders of the Balanced Fund could, under certain circumstances, be held personally liable for the obligations of the CornerCap Funds. However, the CornerCap Funds Declaration disclaims shareholder liability for acts or obligations of the CornerCap Funds and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the CornerCap Funds or the Trustees. The CornerCap Funds Declaration provides for indemnification out of trust property for all losses and expenses of any shareholder held personally liable for the obligations of the CornerCap Funds. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the CornerCap Funds itself would be unable to meet its obligations.

     Under Georgia law, shareholders of the Atlanta Fund holding shares of the corporation are only subject to liability for the obligations of the corporation to the extent of their investment therein.

LIABILITY OF DIRECTORS AND TRUSTEES. Under the CornerCap Funds Declaration, a Trustee or an officer will be personally liable only for his own willful misfeasance, criminal acts, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Under the CornerCap Funds Declaration, Trustees and officers will be indemnified for the expenses of litigation against them unless it is determined that

the person did not act in good faith in the reasonable belief that the person's action was in the best interests of the CornerCap Funds or if his conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. The CornerCap Funds may also advance money for these expenses provided that the Trustee or officer undertakes to repay the CornerCap Funds if his conduct is later determined to preclude indemnification.

     The Atlanta Fund Articles provide that the Directors and officers shall be indemnified to the fullest extent possible under Georgia law. Georgia law provides that, in addition to any other liability imposed by law, the Directors of Atlanta Fund may be liable to Atlanta Fund for voting or assenting to the declaration of any dividend or other distribution of assets to shareholders which is contrary to Georgia law.

     In the event of any litigation against the Directors or officers of the Atlanta Fund, Georgia law permits the Atlanta Fund to indemnify a Director or officer unless it is proved that
(i) the act or omission of the Director or officer was material to the cause of action adjudicated in the proceeding and was committed in bad faith or with active and deliberate dishonesty,
(ii) the Director or officer actually received an improper personal benefit in money, property or services, or (iii) in the case of a criminal proceeding, the Director or officer had reasonable cause to believe that the act or omission was unlawful.

RIGHTS OF INSPECTION. Subject to reasonable regulations of the Trustees as to time, place, manner and extent, CornerCap Funds shareholders have the right to inspect the records, accounts and books of the CornerCap Funds for any legitimate business purpose as provided by Massachusetts law. Under the Georgia Code, the Atlanta Fund shareholders have automatic rights of inspection for the Atlanta Fund Articles, the Atlanta Fund Bylaws, certain types of resolutions of the shareholders or Board of Directors, all shareholder communications and shareholder meeting minute books for any three year period, and are entitled to inspect other records, accounts and books of the Atlanta Fund for any legitimate business purpose as provided by Georgia law.

          ADDITIONAL INFORMATION ABOUT THE BALANCED FUND

     Additional information concerning the operation and management of the Balanced Fund is incorporated herein by reference from the Balanced Fund Prospectus and Statement of Additional Information dated December 6, 1996, which have been filed with the Securities and Exchange Commission. A copy of the Balanced Fund Prospectus is included herewith and the Balanced Fund Statement of Additional Information is available upon request and without charge by calling collect (404) 240-0666. Reports and other information filed by the Balanced Fund, including charter documents, can be inspected and copied at the Public Reference Facilities maintain by the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates or by calling the Balanced Fund.

          ADDITIONAL INFORMATION ABOUT THE ATLANTA FUND

     Additional information concerning the operation and management of the Atlanta Fund is incorporated herein by reference from the Atlanta Fund Prospectus and Statement of Additional Information of the Atlanta Fund dated October 10, 1996, which have been filed with the Securities and Exchange Commission. A copy of the Atlanta Fund Prospectus and Statement of Additional Information is available upon request and without charge by calling (800) 899-4742. Reports and other information filed by the Atlanta Fund, including charter documents, can be inspected and copied at the Public Reference Facilities maintain by the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates or by calling the Atlanta Fund.

                        VOTING INFORMATION

GENERAL. Proxies of the shareholders of Atlanta Fund are being solicited by the Board of Directors of the Atlanta Fund.
Approval of the Agreement and the Reorganization will require the affirmative consent of the holders of a majority of the Atlanta Fund's outstanding voting securities. Abstentions will have the effect of no' votes for purposes of the Proposal. Proxies are to be solicited by mail. Additional solicitation may be made by telephone, telegraph or personal contact by officers, employees or agents of the Atlanta Fund and Balanced Fund and their affiliates. Proxies may only be revoked in accordance with applicable state law.

APPRAISAL RIGHTS. Pursuant to Section 14-2-1302 of the Georgia Business Corporation Code (the "Georgia Code"), an Atlanta Fund shareholder who objects to the Reorganization has the right to demand payment of the fair value of his shares immediately before the effectuation of the reorganization, excluding any appreciation or depreciation as a result of the Reorganization. To secure this right, the Georgia Code requires that a shareholder deliver to the Atlanta Fund a written objection to the Reorganization prior to the shareholder vote. The objecting shareholder will lose his statutory dissenter's rights in the event he votes in favor of the Reorganization. A proxy vote against the Reorganization will not constitute the written objection required by the Georgia Code. Following the shareholders' authorization of the Reorganization, the Atlanta Fund is required to give written notice of the approval of the Reorganization to the objecting shareholder. Within the time period specified in the Atlanta Fund's notification, the objecting shareholder must demand payment for the fair value of his shares and deposit his share certificates, if any, with the Atlanta Fund. Within 10 days of the later of the date the Reorganization is effected or the receipt of the payment demand, the Atlanta Fund shall offer to pay the objecting shareholder the amount of the Atlanta Fund estimates to be the fair value of his shares, plus accrued interest. If the objecting shareholder believes that the amount offered is less than the fair value of his shares or that the interest due has been incorrectly calculated, he may notify the Atlanta Fund in writing of his own estimate of the fair value of his shares and interest due. The

objecting shareholder will waive his right to demand payment for the fair value of his shares, plus accrued interest, if he does not notify the Atlanta Fund within 30 days after the Atlanta Fund offered payment for his shares.

     The discussion above is intended to summarize the necessary procedures under Georgia law for a shareholder to exercise his dissenter's right. Shareholders wishing to exercise their dissenter's rights should consult the Georgia Code directly and obtain the advice of legal counsel. See Exhibit B for Sections 14-2-1301 through 14-2-1332 of the Georgia Code.

     The Securities and Exchange Commission's Division of Investment Management has taken the position in Investment Company Act Release No. 8752 (April 10, 1975) that adherence to the dissenter's rights of the valuation procedures under the Georgia Code would constitute a violation of the 1940 Act and Rule 22c-1 promulgated thereunder (the "forward pricing" rule which, in substance, prohibits a registered investment company from redeeming its shares except at a price based on the net asset value of such shares next computed after such shares have been tendered for redemption) and that Rule 22c-1 supersedes contrary provisions of state statutes. Under the terms of the Agreement, the Balanced Fund will assume the Atlanta Fund's obligations, if any, with respect to statutory rights of appraisal. In the event that any shareholder elects to exercise his statutory rights of appraisal under the Georgia Code, it is the Balanced Fund's present intention to petition a court of competent jurisdiction to determine whether the valuation procedures connected with such rights of appraisal have been superseded by the provisions of Rule 22c-1. In such event, a dissenting shareholder may not receive any payment until disposition of any such court proceeding.

     For federal income tax purposes, dissenting shareholders obtaining payment for their shares will recognize gain or loss measured by the difference between any such payment and the tax basis for their shares. Shareholders are advised to consult their personal tax advisors as to the tax consequences of dissenting.

Record Date and Securities Outstanding. Shareholders of the Atlanta Fund of record at the close of business on November 30, 1996 (the "Record Date") will be entitled to authorize approval of the Agreement and the Reorganization. Shareholders are entitled to one vote for each share held and fractional votes for fractional shares held. As of November 22, 1996, as shown on the books of the Atlanta Fund, there were issued and outstanding 384,505.803 shares of common stock. The approval of the shareholders of the Balanced Fund are not being solicited, since their approval is not necessary for the Reorganization to take place.

Five Percent Owners. The Balanced Fund has not yet commenced active operations and has no shareholders. No person owns of record or beneficially 5% or more of the Atlanta Fund's outstanding shares.

Other Business. The Directors of the Atlanta Fund know of no other business to be brought before the Meeting. However, if any other matters properly come before the Meeting, proxies will be voted in accordance with the judgment of the proxies.

                 FINANCIAL STATEMENTS AND EXPERTS

     The financial statements of the Atlanta Fund contained in the Atlanta Fund's annual report to shareholders for the fiscal year ended May 31, 1996, included in the Atlanta Fund's Statement of Addition of Information and incorporated by reference herein, have been included and incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., independent certified public accountants. No financial information of the Balanced Fund is included or incorporated by reference herein as such Fund has not yet begun operations. The Balanced Fund will begin operations on the Closing Date and its financial statements for its fiscal year ending March 31, 1997 are expected to be audited by Tait, Weller & Baker, certified public accountants.


                          LEGAL MATTERS

     Certain legal matters concerning the issuance of shares of the Balanced Fund will be passed upon by Kilpatrick & Cody, L.L.P., which firm will also render an opinion as to certain
Federal income tax consequences of the Reorganization.

                            EXHIBIT A

                            AGREEMENT
                               AND
                      PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of the 22nd day of November, 1996, by and among the CORNERCAP BALANCED FUND (the "Acquiring Fund"), a series of The CornerCap Group of Funds (the "CornerCap Funds"), a Massachusetts business trust with its principal place of business at 100 Northcreek, Suite 250, 3715 Northside Parkway, N.W., Atlanta, Georgia 30327, and THE ATLANTA GROWTH FUND, INC. (the "Acquired Fund"), a Georgia corporation with its principal place of business at 1100 Peachtree Street, N.E., Suite 1661, Atlanta, Georgia 30309.


                             PREAMBLE


     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for shares of common stock, $0.01 par value per share, of the Acquiring Fund (the "Acquiring Fund Shares"), the assumption by the Acquiring Fund of certain identified liabilities of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.


                            WITNESSETH


     WHEREAS, the CornerCap Funds is an open-end, registered investment company of the management type; and


     WHEREAS, the CornerCap Funds is authorized to issue its shares of common stock in separate series, including the Acquiring Fund, each of which series maintains a separate and distinct portfolio of assets; and


     WHEREAS, the Acquiring Fund is a new series of the CornerCap
Funds organized for the purpose of consummating the Reorganization; and


     WHEREAS, the Board of Trustees of the CornerCap Funds, on behalf of and the Acquiring Fund, has determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares, the assumption of certain identified liabilities of the Acquired Fund by the Acquiring Fund and the consummation of the Reorganization pursuant to this Agreement is in the best interests of the Acquiring Fund; and

     WHEREAS, the Board of Directors of the Acquired Fund has determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares, the assumption of certain identified liabilities of the Acquired Fund by the Acquiring Fund and the consummation of the Reorganization pursuant to this Agreement is in the best interests of the Acquired Fund and its shareholders;


     NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:


1.   TRANSFER OF ASSETS IN EXCHANGE FOR SHARES, THE ASSUMPTION OF
     CERTAIN LIABILITIES AND THE LIQUIDATION OF THE ACQUIRED
     FUND.

     1.1 TRANSFER OF ASSETS; DELIVERY OF ACQUIRING FUND SHARES. Subject to the terms and conditions set forth herein and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer all of the Acquired Fund's assets, as set forth in Section 1.2, to the Acquiring Fund, the Acquiring Fund agrees in exchange therefor (i) to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets computed in the manner and as of the time and date set forth in Section 2.1 by the net asset value of one Acquiring Fund Share computed in the manner and as of the time and date set forth in Section 2.2; and (ii) to assume certain identified liabilities of the Acquired Fund, as set forth in Section 1.3. Such transactions shall take place at the closing provided for in Section 3 (the "Closing").

     1.2 ASSETS OF ACQUIRED FUND. The assets of the Acquired Fund to be acquired by the Acquiring Fund consist of all property, including, without limitation, all cash, cash equivalents, securities, commodities and futures interests and dividends or interest receivables, claims and rights of action, rights to register shares under applicable securities laws, and books and records, which are owned by the Acquired Fund and any deferred or prepaid expenses shown as assets on the books of the Acquired Fund on the Closing Date (as defined in Section 3).

     1.3 DISCHARGE OR ASSUMPTION OF LIABILITIES. Acquired Fund will continue to discharge all of its known liabilities and obligations in the ordinary course of business consistent with past payment practices prior to the Closing Date, including, without limitation, all liabilities, expenses, costs, charges and reserves (expected to include expenses incurred in the ordinary course of the Acquired Fund's operations such as accounts payable relating to custodian and transfer agency fees, legal and audit fees, and expenses of state securities registration of the Acquired Fund's shares. An unaudited statement of assets and liabilities of the Acquired Fund shall be prepared by the Acquired Fund's administrator, PFPC, Inc. Coopers & Lybrand, L.L.P. will perform certain agreed upon procedures on the unaudited financial statements as of the Valuation Date to assist management of the Acquired Fund in determining the reasonableness of final expense accruals and distributions, as of the Valuation Date (as defined in Section 2.1). The unaudited statements of assets and liabilities of the Acquired Fund shall also be reviewed by the Acquiring Fund's auditors and be reasonably satisfactory to them. The Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected on that unaudited statement of assets and liabilities and shall not assume any other liabilities except as otherwise provided herein.

     1.4 DISTRIBUTION OF ACQUIRING FUND SHARES; LIQUIDATION OF ACQUIRED FUND. Immediately after the transfer of assets provided for in Section 1.1, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record, determined as of immediately after the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to Section 1.1 and will completely liquidate. Acquired Fund shall take any further actions in connection with its liquidation as required by applicable law. Such distribution and liquidation will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders. The aggregate net asset value of Acquiring Fund Shares to be so credited to Acquired Fund Shareholders shall be equal to the aggregate net asset value of the Acquired Fund shares owned by such shareholders as of immediately after the close of business on the Valuation Date. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund, although share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with
Section 2.3. The Acquiring Fund will not issue certificates representing the Acquiring Fund Shares in connection with such exchange except upon request by a shareholder of the Acquired Fund.

     1.5 SHARE TRANSFER RECORDS. Ownership of Acquiring Fund Shares will be shown on the share transfer books of the Acquiring Fund. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's then-current prospectus and statement of additional information.

 2.  VALUATION.

     2.1 METHOD OF VALUATION. The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder will be the value of such assets computed as of the normal close of business of the New York Stock Exchange on the day of the meeting of Acquired Fund Shareholders held for the purpose of voting on the Reorganization (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information. If, immediately before the Valuation Date, (a) the NYSE is closed to trading or trading thereon is restricted or (b) trading or the reporting of trading on the NYSE or elsewhere is disrupted, so that accurate appraisal of the net asset value of Acquired Fund and the net asset value per Acquiring Fund Share is impracticable, the Valuation Date will be postponed until the first business day after the day when such trading has been fully resumed and such reporting has been restored.

     2.2 NET ASSET VALUE PER SHARE. The net asset value of an Acquiring Fund Share will be the net asset value per share of the Acquiring Fund computed immediately after the close of business of the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.

     2.3 ISSUANCE OF ACQUIRING FUND SHARES. The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets will be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in Section 2.1 by the net asset value of an Acquiring Fund Share determined in accordance with Section 2.2.

     2.4 VALUATION. All computations of value with respect to the Acquiring Fund will be made by such pricing and accounting services agent as the Acquiring Fund may designate in its reasonable discretion, subject to the Acquired Fund's right to review such calculations to ensure their accuracy.

3.   CLOSING.

     The Closing of the transactions will occur three days after the Valuation Date or such later date as the parties may agree in writing (the "Closing Date"). All acts taking place at the Closing will be deemed to take place simultaneously immediately before the start of business on the Closing Date unless otherwise agreed to by the parties in writing. The start of business on the Closing Date will be as of 9:00 a.m., New York time. The Closing will be held at the offices of Kilpatrick & Cody, L.L.P., 1100 Peachtree Street, Atlanta, Georgia or at such other place and time as the parties shall mutually agree.

4.   ADDITIONAL AGREEMENTS.

     4.1 CERTIFICATE OF CUSTODIAN. Wachovia Bank of North Carolina, as custodian for the Acquiring Fund (the "Custodian") will deliver at the Closing a certificate of an authorized officer stating that: (a) the Acquired Fund's portfolio securities, cash, and any other assets have been delivered in proper form to the Acquiring Fund; and (b) all necessary taxes including, without limitation all applicable federal and state stock transfer stamps, if any, have been paid, or provision for payment has been made, in conjunction with the delivery of portfolio securities.

     4.2 DELIVERY OF SHARE TRANSFER RECORDS. Provident Financial Processing Corporation (the "Transfer Agent"), on behalf of the Acquired Fund will deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing.

     4.3 CONFIRMATION OF ACQUIRING FUND. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Acquired Fund or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund.

     4.4 ADDITIONAL DOCUMENTS. Each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

5.   REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED FUND.

     To induce the CornerCap Funds and the Acquiring Fund to enter into this Agreement, the Acquired Fund represents and warrants to the Acquiring Fund as follows:

     5.1 ORGANIZATION. The Acquired Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia.

     5.2 REGISTRATIONS. The Acquired Fund is an open-end, non-diversified investment company duly registered under the Investment Company Act of 1940 (the "1940 Act") and, with respect to its shares, under the Securities Act of 1933, (the "1933 Act") and such registrations are in full force and effect.

     5.3 NO INCONSISTENT OBLIGATIONS. The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Articles of Incorporation or By-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.

     5.4 MATERIAL CONTRACTS. The Acquired Fund has no material contracts or other commitments (other than this Agreement) which will be terminated with liability to it prior or subsequent to the Closing Date.

     5.5 LITIGATION; CONTINGENCIES. No material litigation or administrative proceeding or, to the knowledge of the Acquired Fund, investigation of or before any court or governmental body is presently pending or, to its knowledge threatened, against the Acquired Fund or any properties or assets held by it. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

     5.6 STATEMENT OF ASSETS AND LIABILITIES. The Statement of Assets and Liabilities of the Acquired Fund at May 31, 1996, has been audited by Coopers & Lybrand, L.L.P., independent certified public accountants, and is in accordance with generally accepted

accounting principles consistently applied. A copy of such statement has been furnished to the CornerCap Funds and the Acquiring Fund.

     5.7 NO ADVERSE CHANGES. Since May 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date that such indebtedness was incurred, except as otherwise disclosed to and accepted by the CornerCap Funds and the Acquiring Fund. For the purposes of this Section 5.7, a decline in net asset value per share of the Acquired Fund, the discharge of Acquired Fund liabilities, or the redemption of Acquired Fund shares by Acquired Fund Shareholders do not constitute a material adverse change.

     5.8 TAXES. At the Closing Date, all material Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date will have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports will have been paid or provision will have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns. For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such.

     5.9 CAPITALIZATION. The authorized capital stock of the Acquired Fund consists of 500,000,000 shares of common stock, no par value per share, of which 384,505.803 shares are issued and outstanding as of the date of this Agreement. All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the Transfer Agent, as provided in Section 4.2. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.

     5.10 TITLE TO ASSETS. At the Closing Date, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to Section 1.2, subject to the shareholder approval referred to in Section 10.1, and full right, power, and authority to sell, assign, transfer and deliver such assets under this Agreement, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, other than as disclosed to the Acquiring Fund.

     5.11 AUTHORITY. The execution, delivery and performance of this Agreement has been duly authorized prior to the Closing Date by all necessary action on the part of the Acquired Fund's Board of Directors, and, subject to the approval of the Acquired Fund's Shareholders, this Agreement will constitute a valid and binding

obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

     5.12 COMPLIANCE WITH SECURITIES LAWS. The information to be furnished by the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby will be accurate and complete in all material respects and will comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto. The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in Section 7.6 will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading, provided that no representation or warranty is made with respect to information that is supplied by the Acquiring Fund.

6.   REPRESENTATIONS AND WARRANTIES OF THE CORNERCAP FUNDS AND
     THE ACQUIRING FUND.

     To induce the Acquired fund to enter into and perform this Agreement, the CornerCap Funds, on behalf of Acquiring Fund, represents and warrants to the Acquired Fund as follows:

     6.1 ORGANIZATION. The CornerCap Funds is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

     6.2 REGISTRATIONS. The CornerCap Funds is a registered open-end investment company and its registration with the Securities and Exchange Commission (the "Commission") as an investment company with respect to each series of shares it currently offers under the 1940 Act, and the registration of such shares under the 1933 Act, are in full force and effect. A post-effective amendment to the CornerCap Funds' Registration Statement on Form N-1A was filed on September 13, 1996 adding the Acquired Fund to the CornerCap Funds' Registration Statement on Form N-1A. Such post-effective amendment is expected to be declared effective on or before the effective date of the Registration Statement on Form N-14 referred to in Section 7.6 hereof.

     6.3  PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION.
The current prospectus and statement of additional information of the CornerCap Funds conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

     6.4  TITLE TO ASSETS.  At the Closing Date, the Acquiring
Fund will have good and marketable title to the Acquiring Fund's assets.

     6.5 NO INCONSISTENT OBLIGATIONS. The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of the Declaration of Trust or By-laws of the CornerCap Funds or the Acquiring Fund or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund or the CornerCap Funds is a party or by which either is bound.

     6.6 LITIGATION; CONTINGENCIES. No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the CornerCap Funds, the Acquiring Fund or any of its properties or assets. Neither the CornerCap Funds nor the Acquiring Fund knows of any facts which might form the basis for the institution of such proceedings against the CornerCap Funds or the Acquiring Fund, and neither the CornerCap Funds nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

     6.7 CAPITALIZATION. (a) The authorized capital stock of the Acquiring Fund consists of an unlimited number of shares of beneficial interest, $0.01 par value per share, of which none are issued and outstanding as of the date of this Agreement. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund Shares, except as provided for in this Agreement, nor is there outstanding any security convertible into any Acquiring Fund Shares.

     (b) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable.

     6.8 AUTHORITY. The execution, delivery and performance of this Agreement has been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Trustees of the CornerCap Funds, as issuer of the Acquiring Fund, and this Agreement will constitute a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

     6.9 NO ADVERSE CHANGES. Since March 31, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date that such indebtedness was incurred. For the purposes of this Section 6.9, a decline in net asset value per share of the Acquiring Fund, the discharge of Acquiring Fund liabilities, or the redemption of Acquiring Fund shares by Acquiring Fund Shareholders do not constitute a material adverse change.

     6.10 TAXES. At the Closing Date, all material Federal and other tax returns and reports of the Acquiring Fund required by

law to have been filed by such date will have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports will have been paid or provision will have been made for the payment thereof, and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns. For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such.

     6.11 COMPLIANCE WITH SECURITIES LAWS. The information to be furnished by the CornerCap Funds and the Acquiring Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto. The Registration Statement, insofar as it relates to the Acquiring Fund, will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading, provided that no representation or warranty is made with respect to information about the Acquired Fund included in such Registration Statement or information supplied by the Acquired Fund.

7.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.

     7.1 BUSINESS IN ORDINARY COURSE. The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distributions that may be advisable.

     7.2 ACQUIRED FUND SHAREHOLDERS' MEETING. The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action reasonably necessary to obtain approval of the transactions contemplated herein.

     7.3  NO DISTRIBUTION OF ACQUIRING FUND SHARES.  The Acquired
Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

     7.4  BENEFICIAL OWNERSHIP OF ACQUIRED FUND SHARES.  The
Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund Shares.

     7.5 EFFORTS TO CONSUMMATE. Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     7.6 COOPERATION. The Acquired Fund will provide the Acquiring Fund with information necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in Section 5.12, all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

     7.7 APPROVALS AND AUTHORIZATION. The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to continue its operations after the Closing Date.

8.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.

     The obligations of the Acquired Fund to consummate the transactions provided for herein are subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions.

     8.1 REPRESENTATIONS AND WARRANTIES. All representations and warranties of the CornerCap Funds, on behalf of the Acquiring Fund, contained in this Agreement will be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     8.2 OFFICERS' CERTIFICATE. The Acquiring Fund will have delivered to the Acquired Fund a certificate executed in its name by its President and Treasurer in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement and as to such other matters as the Acquired Fund shall reasonably request.

     8.3 LEGAL OPINION. The Acquired Fund will have received on the Closing Date the opinion of Kilpatrick & Cody, L.L.P., counsel to the Acquiring Fund, in a form reasonably satisfactory to the Acquired Fund, and dated as of the Closing Date, concerning the following matters:

     (a) The CornerCap Funds has been duly formed as a business trust and is validly existing and in good standing under the laws of the Commonwealth of Massachusetts; (b) the Acquiring Fund has the power to carry on its business as presently conducted; (c) this Agreement has been duly authorized, executed and delivered by the CornerCap Funds and the Acquiring Fund and constitutes a valid and legally binding obligation of the CornerCap Funds and of the Acquiring Fund enforceable against the CornerCap Funds and the Acquiring Fund in accordance with its terms, subject to

bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and laws of general applicability relating to or affecting creditors' rights and to general equity principles; (d) the execution and delivery of the Agreement did not, and the exchange of the Acquired Fund's assets for shares of the Acquiring Fund pursuant to the Agreement will not, violate the Declaration of Trust or By-laws of the CornerCap Funds or result in a default under or breach of any of the agreements filed as exhibits to (or incorporated by reference in) the CornerCap Funds' most recent post-effective amendment of its registration statement on Form N-1A; (e) to the knowledge of such counsel, all regulatory consents, authorizations, approvals or filings required to be obtained or made by the CornerCap Funds or the Acquiring Fund under the Federal laws of the United States, the State of Georgia or the Commonwealth of Massachusetts for the exchange of the Acquired Fund's assets for shares of the Acquiring Fund, pursuant to the Agreement have been obtained or made; and (f) the shares of the Acquiring Fund to be distributed to Acquired Fund stockholders under this Agreement, assuming due authorization and delivery as contemplated by this Agreement, will be validly issued and outstanding and fully paid and non-assessable.

9.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE CORNERCAP FUNDS
     AND THE ACQUIRING FUND.

     The obligations of the CornerCap Funds and the Acquiring
Fund to complete the transactions provided for herein are subject, at their election, to the performance by the Acquired
Fund of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     9.1 REPRESENTATIONS AND WARRANTIES. All representations and warranties of the Acquired Fund contained in this Agreement will be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     9.2 STATEMENT OF ASSETS AND LIABILITIES. The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, as of the Valuation Date, certified by the President of the Acquired Fund.

     9.3 OFFICERS' CERTIFICATE. The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.

     9.4 LEGAL OPINION. The Acquiring Fund shall have received on the Closing Date the opinion of Powell, Goldstein, Frazer &
Murphy, counsel to the Acquired Fund, dated as of the Closing
Date, concerning the following matters:

     (a) The Acquired Fund has been duly formed and is validly existing and in good standing under the laws of the State of Georgia; (b) The Acquired Fund has the power to carry on its business as presently conducted; (c) this Agreement has been duly authorized, executed and delivered by the Acquired Fund and constitutes a valid and legally binding obligation of the Acquired Fund enforceable against the Acquired Fund in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and laws of general applicability relating to or affecting creditors' rights and to general equity principles; (d) the execution and delivery of the Agreement did not, and the exchange of the Acquired Fund's assets for shares of the Acquiring Fund pursuant to the Agreement will not, violate Acquired Fund's Articles of Incorporation or By-laws or result in a default under or breach of any of the agreements filed as exhibits to (or incorporated by reference in) the Acquired Fund's most recent post-effective amendment of its registration statement on Form N-1A; and (e) to the knowledge of such counsel, all regulatory consents, authorizations, approvals or filings required to be obtained or made by the Acquired Fund under the Federal laws of the United States or the State of Georgia for the exchange of the Acquired Fund's assets for shares of the Acquiring Fund, pursuant to the Agreement have been obtained or made.

10.  FURTHER CONDITIONS PRECEDENT.

     If any of the conditions set forth below do not exist on or before the Closing Date, any party to this Agreement, at its option, will not be required to consummate the transactions contemplated by this Agreement.

     10.1 APPROVAL OF ACQUIRING FUND'S SHAREHOLDERS. The Agreement and the transactions contemplated herein will have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the 1940 Act and the Acquired Fund's Articles of Incorporation and By-laws, and certified copies of the resolutions evidencing such approval will have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this Section 10.1.

     10.2 NO INCONSISTENT REQUIREMENTS. On the Closing Date, no action, suit or other proceeding will be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     10.3 CONSENTS. All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.


     10.4 EFFECTIVENESS OF REGISTRATION STATEMENT. The Registration Statement will have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof will have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     10.5 TAX OPINION. The parties shall have received the opinion of Kilpatrick & Cody, L.L.P., substantially to the effect that the transaction contemplated by this Agreement constitutes a tax-free reorganization for Federal income tax purposes. The delivery of such opinion is conditioned upon receipt by Kilpatrick & Cody, L.L.P. of representations it requests of the parties. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the condition set forth in this Section 10.5.

11.  TERMINATION.

     This Agreement and the transaction contemplated hereby may be terminated and abandoned by either party, by mutual agreement at any time prior to the Closing Date. In the event of termination under this Section 11, there shall be no liability for damages on the part of any party, its officers, Directors, or Trustees, except as provided in Section 12.2.

12.  MISCELLANEOUS.

     12.1 ABSENCE OF BROKERS. The CornerCap Funds, the Acquiring Fund and the Acquired Fund each represent and warrant to the other that it has no obligations to pay any brokers or finders fees in connection with the transactions provided for herein.

     12.2 PAYMENT OF EXPENSES.  (a) Subject to paragraphs (b) and
(c) below, the Acquired Fund will pay all fees and expenses incurred in connection with the preparation, filing and distribution of the Proxy Statement and Registration Statement, including but not limited to (i) all applicable filing fees, (ii) printing and mailing expenses, (iii) accountants' and auditors' fees and expenses, (iv) the reasonable expenses of the CornerCap Funds and the Acquiring Fund related specifically to this Agreement and the Reorganization, including, without limitation, the fees and expenses of their legal counsel, Kilpatrick & Cody, all on a current basis as billed or incurred.

          (b) If the Acquired Fund terminates this Agreement prior to February 28, 1996 or fails to distribute the Proxy Statement and Registration Statement required to be distributed hereunder (assuming such Proxy Statement and Registration Statement are in material compliance with Federal securities laws and are delivered to the Acquired Fund in a timely manner) or takes or fails to take any other action which causes or results in the failure of the transaction contemplated hereunder to close, the Acquired Fund will be solely responsible for all such fees and expenses.

          (c)  If for any other reason the transaction
contemplated herein does not become effective, the Acquired Fund

shall be responsible for 50% of all such fees and expenses and the Acquiring Fund, on the one hand, and Pryor, McClendon, Counts & Co., Inc., on the other hand, shall each be responsible for 25% of all such fees and expenses; provided, however, that the Acquiring Fund will be responsible for all such fees and expenses if the transaction contemplated by this Agreement does not become effective as a result of a material breach of this Agreement by the Acquiring Fund.

     12.3 ENTIRE AGREEMENT. This Agreement supersedes all prior discussions and agreements among the parties with respect to the subject matter hereof. The CornerCap Funds, the Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     12.4 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties contained in this Agreement or in any document delivered pursuant hereto or in connection herewith will survive the consummation of the transactions contemplated hereunder.

     12.5 AMENDMENTS. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the CornerCap Funds, the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund Shareholders called by the Acquired Fund pursuant to Section 10.1 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

     12.6 INDEMNIFICATION. (a) Acquired Fund (the "Indemnifying Party") covenants and agrees to indemnify, defend and hold the CornerCap Funds and the Acquiring Fund and their respective affiliates, Directors, Trustees, officers, employees, and agents (collectively, the "Indemnified Parties") harmless from and against and in respect of all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties and reasonable attorneys' fees, that they shall incur or suffer which arise out of or relate to (i) any material breach of or failure by Acquired Fund to perform any of its covenants or agreements in this Agreement; (ii) any false statement contained in the representations and warranties of Acquired Fund in this Agreement; and (iii) any claims, suits, obligations or liabilities associated with the operations of the Acquired Fund prior to the Closing.

          (b) Wedgewood Equities Inc. ("Wedgewood Equities") and Pryor, McClendon, Counts & Co., Inc. ("PMC") (collectively, the "Indemnifying Parties"), jointly and severally covenant and agree to indemnify, defend and hold the CornerCap Funds and the Acquiring Fund and their respective affiliates, Directors, Trustees, officers, employees, and agents (collectively, the "Indemnified Parties") harmless from and against and in respect of all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties and reasonable attorneys' fees, that they shall incur or suffer which arise out of or relate to (i) any

material breach of or failure by them to perform their respective covenants or agreements in Section 12.2 of this Agreement; (ii) any false statement contained in the representations and warranties of Acquired Fund in this Agreement if such statement was made in reliance upon and in conformity with information furnished to the Acquired Fund by either of them; and (iii) any claims, suits, obligations or liabilities associated with the operations of the Acquired Fund prior to the Closing.

           (c) Acquiring Fund (the "Indemnifying Party") covenants and agrees to indemnify, defend and hold the Acquired Fund, Wedgewood Equities and PMC and their respective affiliates, Directors, officers, employees, and agents (collectively, the "Indemnified Parties") harmless from and against and in respect of all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties and reasonable attorneys' fees, that they shall incur or suffer which arise out of or relate to (i) any material breach of or failure by Acquiring Fund to perform any of its covenants or agreements in this Agreement; (ii) any false statement contained in the representations and warranties of Acquiring Fund in this Agreement; and (iii) any claims, suits, obligations or liabilities associated with the operations of the Acquiring Fund or any of its predecessors in interest subsequent to the Closing.

          (d) In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any person, firm, governmental authority or corporation against the Indemnified Party (a "Third Party Claim"), the Indemnified Party must notify one or more Indemnifying Party in writing of the Third Party Claim within 10 business days after receipt by such Indemnified Party of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent that the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to such Indemnifying Party, within 5 business days after the Indemnified Party's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

          (e) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party may, at the option of the Indemnified Party, be allowed to participate in the defense thereof and to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided, however, that the Indemnifying Party shall not admit any liability with respect to, or discharge, compromise or settle any Third Party Claim on behalf of or for the account and risk of the Indemnified Party without the express written consent of the Indemnified Party. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in, but not control, the defense thereof and to employ counsel separate from the counsel employed by the Indemnifying Party. Whether or not the Indemnifying Party chooses or is permitted to defend or prosecute any Third Party Claim, all of the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party's written request) the provision to the Indemnifying Party of copies of records and

information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed, or been permitted to assume, the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim involving relief in the form of money damages without the Indemnifying Party's prior written consent, which consent shall not be unreasonably delayed or withheld.

     12.7 NOTICES. All notices or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by pre-paid, first class certified or registered mail, return receipt requested, or by facsimile transmission, to the intended recipient thereof at its address or facsimile number set out below. Any such notice or communication shall be deemed to have been duly given immediately (if given or made in person or by facsimile confirmed by mailing a copy thereof to the recipient in accordance with this Section
12.6 on the date of such facsimile), or five days after mailing (if given or made by mail), and in proving same it shall be sufficient to show that the envelope containing the same was delivered to the delivery service and duly addressed, or that receipt of a facsimile was confirmed by the recipient as provided above. The addresses and facsimile numbers of the parties for purposes of this Agreement are set forth on the signature page hereto below their respective signatures. Either party may change the address to which notices or other communications to such party shall be delivered or mailed by giving notice thereof to the other party hereto in the manner provided herein.

     12.8 HEADINGS. The headings contained in this Agreement are for reference purposes only and may not affect in any way the meaning or interpretation of this Agreement.

     12.9 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     12.10 ASSIGNMENT. No assignment or transfer hereof or of any rights or obligations hereunder may be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     12.11 BINDING NATURE. (a) This Agreement will bind and inure to the benefit of the parties hereto and their respective successors and assigns.

          (b) It is expressly agreed that the obligations of the Acquiring Fund hereunder will not be binding upon any of the Directors, Trustees, shareholders, nominees, officers, agents, or employees of the CornerCap Funds personally, but shall bind only the property of the Acquiring Fund. The execution and delivery of this Agreement have been authorized by the Trustees of the CornerCap Funds and signed by authorized officers of the

CornerCap Funds acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of the Acquiring Fund.

     12.12 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia; provided that, in the case of any conflict between such laws and the federal securities laws, the latter shall govern.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by a duly authorized officer and its seal to be affixed thereto.

                                      THE CORNERCAP BALANCED FUND OF
                                      THE CORNERCAP GROUP OF FUNDS

                                      By: /s/ Thomas E. Quinn
                                            Thomas E. Quinn
                                             President

                                      100 North Creek
                                      Suite 250
                                      3175 Northside Parkway
                                      Atlanta, Georgia 30327
                                      Telephone:  (404) 240-0666
                                      Facsimile:  (404) 240-0144

                                      THE ATLANTA GROWTH FUND, INC.

                                      By: /s/ Michael L. Lucas
                                            Michael L. Lucas
                                            President

                                      Suite 1661
                                      1100 Peachtree Street, N.E.
                                      Atlanta, Georgia 30309
                                      Telephone:  (404) 875-1261
                                      Facsimile:  (404) 875-1565

     The undersigned hereby consent to and agree to be bound by the provisions of Section 12.6 above.
                                      WEDGEWOOD EQUITIES INC.

                                      By: /s/ Raymond J. McClendon
                                          Raymond J. McClendon
                                          Vice Chairman and Chief Operating
                                          Officer

                                          Suite 166
                                          1100 Peachtree Street, N.E.
                                          Atlanta, Georgia 30309
                                          Telephone: (404) 875-7216
                                          Facsimile: (404) 875-9865

         The undersigned hereby consents to and agrees to be bound by the provisions of Sections 12.2(c) and 12.6 above.

                                       PRYOR, MCCLENDON, COUNTS & CO., INC.


                                       By: /s/ Raymond J. McClendon
                                          Raymond J. McClendon
                                          Vice Chairman and Chief Operating
                                          Officer

                                          Suite 166
                                          1100 Peachtree Street, N.E.
                                          Atlanta, Georgia 30309
                                          Telephone: (404) 875-7216
                                          Facsimile: (404) 875-9865

                                EXHIBIT B


                   Georgia Dissenters' Rights Statutes


14-2-1301.  Definitions.

As used in this article, the term:

     (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

     (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code
Sections 14-2-1320 through 14-2-1327.

     (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) "Shareholder" means the record shareholder or the beneficial shareholder. (Code 1981, Section 14-2-1301, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1993, p. 1231, Section
16.)
14-2-1302.  Right to dissent.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

               (A)  If approval of the shareholders of the
          corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

               (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

               (A) Alters or abolishes a preferential right of the shares;

               (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

               (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

               (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

               (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code
          Section 14-2-604; or

               (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Code 1981, Section 14-2-1302, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1989, p. 946, Section 58.)


14-2-1303. Dissent by nominees and beneficial owners.

          A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, Section 14-2-1303, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1320. Notice of dissenters' rights.

     (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken. (Code 1981, Section 14-2-1320, enacted by Ga. L. 1988, p. 1070,
Section 1; Ga. L. 1993, p. 1231, Section 17.)

14-2-1321. Notice of intent to demand payment.

     (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article. (Code
1981, Section 14-2-1321, enacted by Ga. L. 1988, p. 1070, Section
1.)


14-2-1322. Dissenters' notice.

     (a) If proposed corporate action creating dissenters' rights under Code Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4)  Be accompanied by a copy of this article.  (Code
     1981, Section 14-2-1322, enacted by Ga. L. 1988, p. 1070,
     Section 1.)
14-2-1323. Duty to demand payment.

     (a) A record shareholder sent a dissenters' notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.


     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article. (Code 1981, Section 14-2-1323, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1324. Share restrictions.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action. (Code 1981, Section 14-
2-1324, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1325. Offer of payment.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b)  The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3)  An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code Section 14-2-1327; and

          (5)  A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, Section 14-2-1325, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1989, p. 946, Section 59; Ga. L. 1993, p.
1231, Section 18.)


14-2-1326. Failure to take action.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code
Section 14-2-1322 and repeat the payment demand procedure.  (Code
1981, Section 14-2-1326, enacted by Ga. L. 1988, p. 1070, Section
1; Ga. L. 1990, p. 257, Section 20.)


14-2-1327. Procedure if shareholder dissatisfied with payment or offer.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, Section 14-2-1327, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1989, p. 946, Section 60; Ga. L.
     1990, p. 257, Section 21; Ga. L. 1993, p. 1231, Section 19.)

14-2-1330.  Court action.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a non-jury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, Section 14-2-1330, enacted by Ga. L. 1988, p. 1070, Section 1; Ga. L. 1989, p. 946, Section 61; Ga. L. 1993,
p. 1231, Section 20.)
14-2-1331.  Court costs and counsel fees.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable;

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections
     14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (Code 1981, Section 14-2-1331, enacted by Ga. L. 1988, p. 1070, Section 1.)


14-2-1332.  Limitation of actions.

          No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322. (Code 1981, Section 14-2-1332, enacted by Ga. L. 1988, p. 1070, Section 1.)
                       THE CORNERCAP BALANCED FUND
             SUPPLEMENT TO PROSPECTUS DATED DECEMBER 6, 1996

                         PROPOSED REORGANIZATION



     On November 22, 1996, the CornerCap Balanced Fund (the "Balanced Fund") entered into an Agreement and Plan of Reorganization pursuant to which the Balanced Fund will acquire all of The Atlanta Growth Fund, Inc.'s (the "Atlanta Fund") assets in exchange for shares of the Balanced Fund and the assumption by the Balanced Fund of certain liabilities of the Atlanta Fund (the "Reorganization"). Consummation of the Reorganization is subject to approval by the Atlanta Fund's shareholders. Under the terms of the Reorganization, each shareholder of the Atlanta Fund would become a shareholder of the Balanced Fund, receiving shares of the Balanced Fund equal in value to the shareholders' investment in the Atlanta Fund. The

Atlanta Fund will thereafter be terminated.

                               CORNERCAP BALANCED FUND

                                          OF
                             THE CORNERCAP GROUP OF FUNDS
                            A "Series" Investment Company


SHAREHOLDER SERVICES QUESTIONS         INVESTMENT OBJECTIVES QUESTIONS

Voice:  (800) 628-4077                 Voice:  (800) 728-0670
  Fax:  (804) 285-8018                   Fax:  (404) 240-0144


The CornerCap Group of Funds (the "CornerCap Funds") is an open-end, diversified management investment company presently consisting of two separate series representing separate portfolios of investments. The investment objective of the CornerCap Balanced Fund (the "Fund"), is to obtain long-term capital appreciation and current income. The Fund invests in a combination of equity and fixed-income securities. There is no assurance that the Fund will achieve its objective. The other portfolio comprising the CornerCap
Funds is the CornerCap Growth Fund. The CornerCap Growth Fund is offered under a separate prospectus.


This Prospectus sets forth concisely the information about the Fund that you should know before investing in the Fund. You should read it and keep it for future reference. A Statement of Additional Information ("SAI") for the Balanced Fund dated December 6, 1996, containing additional information about the Fund has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference in this Prospectus in its entirety. You may obtain a copy of the SAI without charge by calling (800) 728-0670 or writing the Fund at the following address: Cornerstone Capital Corp., The Peachtree, Suite 1700, 1355 Peachtree Street, N.E., Atlanta, Georgia 30309.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


           The date of this Prospectus is December 6, 1996.

                               PROSPECTUS SUMMARY


The Fund .................... The Fund is a diversified open-end management investment company (see page 7). The shares of the Fund are offered without sales or redemption charges (see page 3).

Investment Objective ........ The Fund's investment objective is to obtain long term capital appreciation and current income The Fund will attempt to achieve its objective by investing in equity and fixed-income securities of domestic and foreign issuers. Under normal circumstances, the Fund will invest 50-70% of its assets in equity securities and at least
                              30% in fixed-income securities including cash and cash equivalents. There can be no assurance that the Fund will achieve its investment objective (see page 7).

Investment Policies ......... The Fund will invest in common stocks, preferred stocks, and convertible securities selected by Cornerstone Capital Corp. (the "Advisor") from among 1500 issues ranked according to fundamental factors, such as relative price/earnings ratio, earnings growth rate, and cash flow. The Fund may hold fixed-income securities of any maturity, dependent upon economic and market conditions. The Fund also may hold cash and cash equivalents (see page 8).

Investment Advisor .......... Cornerstone Capital Corp. acts as the investment advisor to the Fund. In that capacity, it selects the portfolio holdings. (see page 9).

Custodian ................... The Trust Dept. of Wachovia Bank of N.C. (the
                              "Custodian") holds the Fund's assets.

Administration .............. Fortune Fund Administration, Inc. is the Transfer
                              Agent (see page 10), accounting services agent (see page 14) and administrator of the Fund
                              (see page 14).

Dividends & Distributions ... The Fund currently intends to make two distributions of any net income or capital gains during each calendar year (see page 11).

Minimum Purchase ............ The minimum initial investment is $2,000 and the minimum subsequent investment in the Fund is $250 (see page 12).

Redemption .................. Shares of the Fund may be redeemed at the next determined net asset value, without charge (see page 12).

Investment Risks............. As a fund investing in both equity and fixed-
                              income securities, the Fund is subject to market risk, interest rate risk and credit risk. The market for equity securities tends to be cyclical, with periods when the prices for securities generally rise and periods when they generally decline. The fixed-income portion of the portfolio is subject to interest rate and credit risk. As prevailing interest rates decrease, bond prices will increase and vice-versa. Fluctuations in interest rates will therefore affect the net asset value per share of the Fund. Fixed-income securities are also subject to credit risk arising from the ability of the issuer to make timely payment of interest and principal installments. The Fund is intended to be a long-term investment vehicle and is not designed to provide investors with the means of speculating on short term market movements. Investors should consider the Fund as a vehicle with which to balance their total investment program's risk. (see page ___).

                               SUMMARY OF FUND EXPENSES

The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder will bear directly or indirectly in connection with an investment in the Fund.

SHAREHOLDER TRANSACTION EXPENSES

Maximum sales charge on purchases . . . . . . . . . . . . . . . None

Maximum sales charge imposed on reinvested dividends. . . . . . None

Deferred sales charge . . . . . . . . . . . . . . . . . . . . . None

Redemption fee  . . . . . . . . . . . . . . . . . . . . . . . . None

Exchange fee. . . . . . . . . . . . . . . . . . . . . . . . . . None

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE DAILY NET
ASSETS)1


Management Fee (after waiver)(1)  . . . . . . . . . . . . . . . 0.0%

12b-1 Fee(2). . . . . . . . . . . . . . . . . . . . . . . . . . 0.0%

Other Expenses (after waiver and reimbursement(3) . . . . . . . 2.0%


Total Fund Operating Expenses (after waiver and
   reimbursement(3) . . . . . . . . . . . . . . . . . . . . . . 2.0%


1. The Fund's investment advisory agreement with the Advisor provides for compensation to the Advisor at the annual rate of 1.0% of average daily net assets. The Advisor has voluntarily agreed to waive all or such portion of its fee and to reimburse the Fund to the extent and for as long as may be necessary to maintain total Fund operating expenses at no higher than 2.0% of average net assets during the current fiscal year.


2. The Fund has adopted a Distribution Plan pursuant to which it may reimburse the Distributor and Advisor for certain distribution related expenses of the Fund up to an annual amount of 0.25% of average daily net assets. No reimbursements are contemplated during the current fiscal year.


3. "Other expenses" are estimated include fees paid to the Fund's independent accountant, independent trustees, counsel to the independent trustees, transfer agent, administrator, custodian and accounting services agent. "Other expenses" also include costs associated with registration fees, reports to shareholders, and other miscellaneous expenses. The Advisor has voluntarily agreed to waive its advisory fee and to reimburse the Fund for certain of its operating expenses to the extent and for as long as may be necessary to keep total Fund operating expenses at 2.0% of average net assets during the current fiscal year. In absence of such waiver and reimbursement, total fund operating expenses are estimated at 3.5%, assuming assets of $3 million.

HYPOTHETICAL EXAMPLE OF FUND EXPENSES              1 YR.  3 YR.
-------------------------------------              -----  -----


You would pay the following expenses on a $1,000   $20     $64
investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.


The purpose of this example is to assist investors in understanding the various costs and expenses which stockholders of the Fund bear directly and indirectly. THE 5% RETURN IS HYPOTHETICAL AND THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF THE FUND'S PAST OR FUTURE PERFORMANCE. THE ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


INVESTMENT OBJECTIVE AND POLICIES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The CornerCap Balanced Fund (the "Fund") is a series of the CornerCap Group of Funds, a diversified, open-end management investment company registered with the SEC as required under the Investment Company Act of 1940 (the "1940 Act"). Shares of the Fund may be purchased at their net asset value, without sales load, as next determined after an account application is received in proper form.

The Fund's investment objective is to obtain long-term capital appreciation and current income. The Fund will attempt to achieve its objective by normally investing 50% to 70% of its total assets in equity securities of domestic and foreign issuers and at least 30% in fixed-income securities including cash and cash equivalents. There can be no assurance that the Fund will achieve its objective.

The equity securities that the Fund may purchase consist of common stocks, preferred stocks, or convertible securities that will generally be publicly traded on a national securities exchange or over-the-counter. In selecting portfolio securities for purchase by the Fund, the Fund's investment advisor, Cornerstone Capital Corp. (the "Advisor''), ranks approximately 1,500 common stocks according to fundamental factors. The three key criteria are relative price/earnings ratio, earnings growth rate, and cash flows that are in excess of capital expenditures. Purchases are made from the most attractive securities based on diversification and risk, and will be made only if they can be made at prices which, in the judgment of the Advisor, create the possibility of additional growth in capital.


The fixed-income securities that the Fund may purchase consist of obligations of the U.S. Government, its agencies and instrumentalities; corporate securities including bonds and notes; and government, municipal, mortgage-backed and other asset-backed securities. Investments in U.S. government obligations will include direct obligations of the U.S. Government, such as U.S. Treasury bills, notes and bonds, and obligations of U.S. Government authorities, agencies and instrumentalities, such as the Federal National Mortgage Association, Federal Home Loan Bank, Federal Financing Bank and Federal Farm Credit Bank obligations. Mortgage-backed and other asset-backed securities typically carry a guarantee from an agency of the U.S. Government or a private issuer of the timely payment of principal and interest. The Fund may hold securities of any maturity, with the average maturity varying depending upon economic and market conditions. The Fund will only invest in those corporate obligations which the Advisor considers to be of investment grade quality.
The Fund invests only in those corporate obligations which in the Advisor's opinion have the investment characteristics described by Moody's in rating corporate obligations within its four highest ratings of Aaa, Aa, A and Baa and by S&P in rating corporate obligations within its four highest ratings of AAA, AA, A and BBB. It is possible that the ability of the portfolio to achieve its objective of current income could be diminished by its restriction on the use of non-investment grade corporate obligations. For a description of these ratings, see Appendix A to the SAI. The Fund, however, does not require that its investments in corporate obligations actually be rated by Moody's or S&P, and may acquire such unrated obligations which in the opinion of the Advisor are of a quality at least equal to a rating of Baa by Moody's or BBB by S&P. Should the rating or quality of a corporate obligation decline after purchase by the Fund, the Advisor will reconsider the advisability of continuing to hold such obligation.

The Fund may also hold cash and cash equivalent securities. Cash and cash equivalents will include, among others, treasury bills, banker's acceptances, certificates of deposits, time deposits and commercial paper. For a description of these instruments, see Appendix A to the SAI. Cash equivalents will generally be rated Prime-1 by Moody's or A or better by S&P, or, if unrated, of comparable quality as determined by the Advisor. For a description of these ratings, see Appendix A to the SAI.

INVESTMENT RISKS - As a fund investing in both equity and fixed-income securities, the Fund is subject to market risk, interest rate risk and credit risk. The market for equity securities in the United States tends to be cyclical, with periods when the prices of securities generally rise and periods when they generally decline. All equity securities are usually influenced to some extent by price movements in the equities' market. Because of the risks associated with investments in equity securities, the Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term stock market movements.

The fixed-income portion of the Fund will be subject to risk arising from fluctuating interest rate levels. As prevailing interest rates decrease, bond prices will increase. Likewise, when prevailing interest rates increase, bond prices will decrease. The level of price volatility of a bond is generally dependent upon the length of time until maturity. Bonds with longer maturities usually have higher yields and greater price volatility than bonds with shorter maturities. A change in the level of interest rates will affect the Net Asset Value per share of the Fund as well as changing the yield of the Fund.

Fixed-income securities are also subject to credit risk arising from the ability of the issuer to make timely payment of interest and principal installments. Credit ratings give an indication of the issuer's ability to maintain these timely payments. Normally, bonds with lower credit ratings will have higher yields than bonds with the highest credit ratings. The Fund does not require that its investments in corporate obligations actually be rated by Moody's or S&P, and it may acquire such unrated obligations which in the opinion of the Advisor are of a quality at least equal to a rating of Baa by Moody's or BBB by S&P. With respect to investments in unrated obligations, the portfolio will be more reliant on the Advisor's judgment and experience than would be the case if the Fund invested solely in rated obligations. Obligations rated Baa by Moody's or BBB by S&P have speculative characteristics. A rating of Baa by Moody's indicates that the obligation is of "medium grade," neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. A rating of BBB by S&P indicates that the obligation is in the lowest "investment grade" security rating. Obligations rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas such obligations normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest than obligations in the top three "investment grade" categories. Both credit and market risks as described above are increased by investing in fixed-income obligations rated Baa by Moody's and BBB by S&P. For a more detailed description of these ratings, see Appendix A to the SAI.

Investors should consider the Fund as a vehicle with which to balance their total investment program risks.

FOREIGN SECURITIES -The Fund may, using the criteria set forth above, invest up to 25% of its assets in foreign equity or corporate debt securities. The Advisor anticipates that such investments will be made in U.S. dollar denominated securities in the form of (i) American Depository Receipts (ADRs) issued against the securities of foreign issuers, or (ii) other securities of foreign issuers that are traded on U.S. national securities exchanges or in the U.S. over-the-counter market.

There are risks associated with investments in securities of foreign issuers. Such risks include changes in currency rates, greater difficulty in commencing lawsuits, differences between U.S. and foreign economies, and U.S. Government policy with respect to certain investments abroad. Foreign companies are frequently not subject to the accounting and financial reporting standards applicable to U.S. companies, and there may be less information available about foreign issuers. Securities of foreign issuers are generally less liquid and more volatile than those of comparable U.S. issuers. There is often less government regulation of issuers than in the U.S. There is also the possibility of expropriation or confiscatory taxation, political or social instability or diplomatic developments that could adversely affect the value of those investments.


FUTURES, OPTIONS AND OTHER DERIVATIVE INSTRUMENTS - The Fund may purchase and write options on securities and may invest in futures contracts for the purchase and sale of foreign currencies, fixed-income securities and instruments based on financial indices, options on futures contracts and forward contracts. Additional information about futures, options and other derivative instruments is contained in the SAI.


PRINCIPAL INVESTMENT RESTRICTIONS
--------------------------------------------------------------------------------

The Fund is subject to certain investment restrictions which are fundamental policies that cannot be changed without the approval of the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding securities. The Fund's investment objective is such a policy. Among its other fundamental policies, with respect to 75% of its assets, the Fund may not (i) invest more than 5% of the value of its total assets in securities of any one issuer (other than securities of the U.S. Government, its agencies and instrumentalities); or
(ii) invest 25% or more of the value of its total assets in securities of issuers in any one industry. Additional information about the Fund's investment restrictions is contained in the SAI.

It is the position of the staff of the SEC (and an operating although not a fundamental policy of the Fund) that open-end investment companies, such as the Fund, should not make certain investments if thereafter more than 10% of the value of their net assets would be invested in illiquid assets. The investments included in this 10% limit are (i) those which are restricted, i.e., those which are subject to restriction as to disposition under Federal securities laws (which the Fund does not expect to own), (ii) fixed time deposits subject to withdrawal penalties (other than overnight deposits), (iii) repurchase agreements having a maturity of more than seven days, and (iv) investments which are not readily marketable. This 10% limit does not include obligations payable at principal amount plus accrued interest within seven days after purchase.


MANAGEMENT
------------------------------------------------------------------------

The Fund's Board of Trustees decides on matters of general policy and reviews the activities of the Fund's Advisor and officers, and reviews the business operations of the Fund.

THE ADVISOR - Cornerstone Capital Corp., The Peachtree, Suite 1700, 1355 Peachtree Street, Atlanta, Georgia 30309, acts as investment Advisor to the Fund, subject to the control of the Fund's Board of Trustees, and supervises and arranges the purchase and sale of securities held in the portfolio of the Fund. The Advisor is a Georgia corporation organized in 1989. It was registered with the SEC as an investment Advisor in 1989. The Advisor is controlled by Thomas E. Quinn and Gene A. Hoots, through equal ownership of the Advisor's outstanding shares.

Mr. Quinn is the portfolio manager for the Fund. He has worked in investment management and financial analysis for 22 years, the last 6 years as a principal of Cornerstone Capital Corp. His primary responsibilities are portfolio management, investment strategy and research. Previously, Mr. Quinn was Chief Investment Officer for RJR Investment Management, Inc. where he managed over $600 million in primarily equity assets. He is a Chartered Financial Analyst and a Certified Public Accountant. His graduate degrees include an MBA from the University of North Carolina at Greensboro and an MS in Operations Research from Ohio University.

Mr. Hoots has worked in investment management and financial analysis for over 26 years, the last 6 years as a principal of Cornerstone Capital Corp. His primary responsibilities are portfolio management, client service and investment policy. Previously, Mr. Hoots was Vice President of Reich & Tang and President of RJR Investment Management, Inc. He has an MBA from the University of North Carolina at Chapel Hill and a BS in Engineering from N.C. State University.

The Fund has retained the Advisor under an Investment Advisory Agreement (the "Agreement'') dated as of December 6, 1996, which remains in effect from year to year if approved annually by the Board of Trustees. The Fund pays the Advisor a fee, computed daily and payable monthly, at an annual rate of 1% of the Fund's average daily net assets. This rate of fee is higher than the investment advisory fees paid by most management investment companies.

The Agreement contains provisions relating to the selection of broker-dealers ("brokers'') for the Fund's portfolio transactions. One of such provisions states that the Advisor, subject to all other provisions of the Agreement on the subject, may consider sales of shares of the Fund and/or of any other investment companies for which the Advisor acts as investment Advisor as a factor in the selection of brokers to execute brokerage and principal transactions, subject to the requirements of "best execution,'' as defined in the Agreement. See the SAI for additional information as to brokerage.

The Fund is subject to the expense limitation set by applicable regulations of the various state securities commissions relating to expenses. Currently, the most restrictive applicable expense limitation is 2.5% of the first $30 million of a fund's average net assets, 2.0% of the next $70 million of average net assets, and 1.5% of average net assets in excess of $100 million. The Agreement provides that the Advisor will reduce its fee in any fiscal year to the extent that the expenses of the Fund exceed applicable state limitations. Should this expense limitation be exceeded, the Advisor will waive its fee as necessary, up to the full amount of the fee. In addition, the Advisor has voluntarily agreed to reimburse the Fund for certain of its operating expenses to the extent and for so long as may be necessary to keep the total operating expenses at no greater than 2.0% of average net assets.

ADMINISTRATOR - Fortune Fund Administration, Inc. serves as the Fund's Administrator pursuant to an Administration Agreement. The Administrator provides certain record-keeping and shareholder servicing functions required of registered investment companies, and will assist the Fund in preparing and filing certain financial and other reports, and performs certain daily functions required for ongoing operations.


The Administration Agreement provides that the Administrator will be paid at the annual rate of .20% of the Fund's average daily assets, up to a maximum of $4,000 a month. The Administrator will be reimbursed for certain out-of-pocket expenses, and it may sub-contract with other responsible companies for some of its duties. The Administrator is an affiliate of Cornerstone Capital Corp.
The address of the Administrator is 1389 Peachtree Street, N.E., Suite 180, Atlanta, GA 30319.

See the SAI for more information regarding the Fund's Trustees and Officers.


NET ASSET VALUE
--------------------------------------------------------------------------------

The Fund's net asset value per share is determined as of 4:15 PM on each day that the New York Stock Exchange is open for trading. The net asset value per share is the value of the Fund's assets, less its liabilities, divided by the number of shares of the Fund outstanding. The value of the Fund's portfolio securities is, in general, the market value of such securities.


Common stocks and other securities that are listed on a national securities exchange or the NASDAQ National Market System are valued at the last sale price as of 4:15 p.m., New York time, on each day that the NYSE is open for trading, or, in the absence of recorded sales, at the last closing price on such exchange or on such System. Unlisted securities that are not included in such National Market System are valued at the closing price in the over-the-counter market. Valuations of fixed-income securities are supplied by independent pricing services used by the Fund. Valuations of fixed-income securities are based upon a consideration of yields or prices of obligations of comparable quality, coupon, maturity and type, indications as to value from recognized dealers, and general market conditions. The pricing service may use electronic data processing techniques and/or computerized matrix system to determine valuations. Fixed-income securities for which market quotations are readily available are valued based upon those quotations. The procedures used by the pricing service are reviewed by the Fund under the general supervision of the Trustees. The Trustees may deviate from the valuation provided by the pricing service whenever, in their judgment, such valuation is not indicative of the fair value of the obligation. Securities and other assets for which market quotations are not readily available are valued by appraisal at their fair value as determined in good faith by the Advisor under procedures established by and under the general supervision and responsibility of the Board of Trustees. Debt securities which mature in less than 60 days are valued at amortized cost (unless the Board of Trustees determines that this method does not represent the fair market value of such assets), if their original maturity was 60 days or less.



DISTRIBUTION PLAN
--------------------------------------------------------------------------------

The Fund is authorized under a Distribution Plan, pursuant to Rule 12b-1 of the 1940 Act, to use its assets to finance certain activities relating to the distribution of shares. Pursuant to the Distribution Plan, the Advisor or

Attkisson, Carter & Akers, Inc., One Buckhead Plaza, Suite 1475, 3060 Peachtree Road, N.W., Atlanta, GA, 30305 (the "Distributor"), the Fund's distributor and principal underwriter, are authorized to purchase advertising, sales literature, and other promotional material and to pay affiliated sales people of the Distributor. The annual expenditure limit under the Fund's Distribution Plan is
 .25% of 1%. No such reimbursement may be made for expenditures or fees for fiscal years prior to the current fiscal year or in contemplation of future fees or expenditures. Any reimbursement paid pursuant to the Distribution Plan is in addition to the investment Advisory fee.

The Fund has also entered into a separate Distribution Agreement with the Distributor pursuant to which the Distributor acts as agent upon the receipt of purchase orders from investors.


HOW TO PURCHASE SHARES
-------------------------------------------------------------------------------

Shares of the Fund may be purchased at the Net Asset Value next determined after receipt of an account application in proper form; see "Net Asset Value". The minimum initial investment is $2,000 and the minimum subsequent investment in the Fund is $250. The Fund reserves the right to reject any account application.

INVESTING BY MAIL - To purchase shares of the Fund, investors should mail a completed account application with a check payable to CornerCap Balanced Fund, Fortune Fund Administration, Inc., 1389 Peachtree Street, N.E., Suite 180, Atlanta, Georgia 30309-3035. No certificates will be issued unless specifically requested.

If the purchase being made is a subsequent investment, the shareholder should send a stub from a confirmation previously sent by the Transfer Agent in lieu of the account application. If no such stub is available, a brief letter giving the registration of the account and the account number should accompany the check. In addition, the shareholder's account number should be written on the check. Checks do not need to be certified but are accepted subject to face value in U.S. dollars and must be drawn on a U.S. bank.

INVESTING BY WIRE - You may purchase shares by requesting your bank to transmit "Federal Funds" by wire directly to the Transfer Agent. To invest by wire please call the Transfer Agent at 1-800-628-4077 for instructions, then notify the Distributor by calling 1-800-848-9555. Your bank may charge you a small fee for this service. The Account Application which accompanies this Prospectus should be completed and promptly forwarded to the Transfer Agent. This application is required to complete the Fund's records in order to allow you access to your shares. Once your account is opened by mail or by wire, additional investments may be made at any time through the wire procedure described above. Be sure to include your name and account number in the wire instructions you provide your bank.

EXCHANGE PRIVILEGE - You may exchange your shares in this Fund for those of the CornerCap Growth Fund, on the basis of their respective net asset values at the time of the exchange. Before making any exchange, be sure to review the prospectus of the Growth Fund and consider their differences.

An exchange is the redemption of shares from one fund followed by the purchase of shares in another. Therefore, any gain or loss realized on the exchange is recognizable for federal income tax purposes (unless your account is tax deferred).

You may make four exchanges out of each fund during each calendar year. The fund accounts must be identically registered. In addition, the exchange privilege is limited to states in which the shares of the other fund being acquired are registered for sale.

The Fund reserves the right to reject any exchange request, or to modify or terminate exchange privileges, in the best interests of the Fund and its shareholders. Notice of all such modifications or termination will be given at least 60 days prior to the effective date of the change in privilege, except for unusual instances (such as when redemptions of the exchange are suspended under Section 22(e) of the Investment Company Act of 1940, or when sales of the fund into which you are exchanging are temporarily stopped).

HOW TO REDEEM SHARES
-------------------------------------------------------------------------------

The Fund will redeem for cash all of its full and fractional shares at the net asset value per share next determined after receipt of a redemption request in proper form, as described below.

A shareholder wishing to redeem shares may do so at any time by writing or calling CornerCap Balanced Fund, Fortune Fund Administration, Inc., 1389 Peachtree Street, N.E., Suite 180, Atlanta, Georgia 30309-3035 (800/628-4077). The instructions should specify the number of shares to be redeemed and be signed by all registered owners exactly as the account is registered. It will not be accepted unless it contains all required documents in proper form, as described below.

In addition to written instructions, if any shares being redeemed or repurchased are represented by stock certificates, the certificates must be surrendered. The certificates must either be endorsed or accompanied by a stock power signed by the registered owners, exactly as the certificates are registered. Additional documents may be required from corporations or other organizations, fiduciaries or anyone other than the shareholder of record.

The Fund does not issue share certificates unless specifically requested. Maintaining shares in uncertificated form minimizes the risk of loss or theft of a share certificate. A lost, stolen or destroyed certificate can only be replaced upon obtaining a sufficient indemnity bond. The cost of such a bond, which is borne by the shareholder, can be 2% or more of the value of the missing certificate. To resolve questions concerning documents, contact the Transfer Agent at 1-800-628-4077.

Payment for shares tendered will be made within three days after receipt by the transfer agent of instructions, certificates, if any, and other documents, all in proper form. However, payment may be delayed under unusual circumstances, as specified in the 1940 Act or as determined by the SEC. Payment may also be delayed for any shares purchased by check for a reasonable time (not to exceed 15 days) necessary to determine that the purchase check will be honored. Payment will be sent only to shareholders at the address of record. A signature guarantee is required if the shareholder requests that the check be mailed anywhere other than to the shareholder's address of record.

If the Board of Trustees determines that it would be detrimental to the best interests of the remaining shareholders of the Fund to make payment wholly or partly in cash, the Fund may pay the redemption price in whole or in part by a distribution in kind of securities from the portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the SEC. The Fund, however, has elected to be governed by Rule 18f-1 under the 1940 Act pursuant to which the Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund during any 90 day period for any one shareholder. Should redemptions by any shareholder exceed such limitation, the Fund will have the option of redeeming the excess in cash or in kind. If shares are redeemed in kind, the redeeming shareholder would incur brokerage costs in converting the assets into cash.

The Board of Trustees may, in order to reduce the expenses of the Fund, redeem all of the shares of any shareholder (other than a qualified retirement plan) whose account has declined to a net asset value of less than $2,000, as a result of a transfer or redemption, at the net asset value determined as of the close of business on the business day preceding the sending of notice of such redemption. The Fund would give shareholders whose shares were being redeemed 60 days' prior written notice in which to purchase sufficient shares to avoid such redemption.


TELEPHONE PURCHASES, EXCHANGES AND REDEMPTIONS FOR SECURITIES FIRMS
-------------------------------------------------------------------------------

The following purchase, exchange and redemption telephone procedures have been established by the Fund for investors who purchase Fund shares through member firms of the National Association of Securities Dealers, Inc. (the "NASD") who have accounts with the Fund for the benefit of their clients. Telephone purchases, exchanges and redemptions will be effected by the Fund only through such NASD members, who in turn will be responsible for crediting the investor's account at the NASD member with the amount of any purchase, exchange or redemption pursuant to its account agreement with the investors' instruction to purchase, exchange or redeem Fund shares.

NASD member firms may charge a reasonable handling fee for providing this service. Such fees are established by each NASD member acting independently from the Fund and neither the Fund nor the Distributor receives any part of such fees. Such handling fees may be avoided by investing directly with the Fund through the Distributor, but investors doing so will not be able to avail themselves of the Fund's telephone privileges.

Member firms of the NASD may telephone the Distributor at (800) 628-4077 and place purchase and redemption orders on behalf of investors who carry their Fund investments through the member's account with the Fund.

PURCHASE BY TELEPHONE. Shares shall be purchased at the next determined net asset value. Payment for shares purchased must be received from the NASD member firm by the Fund by wire no later than the third business day following the purchase order. If payment for any purchase order is not received on or before the third business day, the order is subject to cancellation by the Fund and the NASD member firm's account with the Fund will immediately be charged for any loss.

EXCHANGE BY TELEPHONE. Exchanges will be made based on the respective net asset values of the Funds involved.

REDEMPTION BY TELEPHONE. The redemption price is the net asset value next determined after the receipt of the redemption request by the Fund. Payment for shares redeemed will be made or delayed as provided above under "How to Redeem Shares."


By electing telephone purchase, exchange and redemption privileges, NASD member firms, on behalf of themselves and their clients, agree that neither the Fund, the Distributor nor the Transfer Agent shall be liable for following instructions communicated by telephone and reasonably believed to be genuine. The Fund and its agents provide written confirmation of transactions initiated by telephone as a procedure designed to confirm that telephone instructions are genuine. In addition, all telephone transactions are recorded. As a result of these and other policies, the NASD member firm may bear the risk of any loss in the event of such a transaction. If the Fund fails to employ this and other established procedures, it may be liable. The Fund reserves the right to modify or terminate these telephone privileges at any time.

DIVIDENDS AND TAX STATUS
-------------------------------------------------------------------------------

The Fund currently intends to make two distributions of any net income or capital gains during each calendar year. The first distribution will be made following the Fund's fiscal year end, March 31, and the second distribution, if any, will be declared by December 31 of each year with respect to any additional undistributed capital gains earned during the one year period ended October 31 of such calendar year and with respect to any undistributed income for such calendar year. The amount and frequency of distributions by the Fund are not guaranteed and are subject to the discretion of the Fund's Board of Trustees.

The Fund has qualified and elected to be treated as a "regulated investment company'' under Subchapter M of the Code during its previous fiscal periods and intends to continue to do so in the future. By distributing all of its net investment income and net capital gains to its shareholders for a fiscal year in accordance with the timing requirements of the Code and by meeting other requirements

Dividends & Tax Status, continued

of the Code relating to the sources of income and diversification of its assets, the Fund will not be subject to Federal income or excise taxes.

All dividends from net investment income together with those derived from the excess of net short-term capital gain over net long-term capital loss (collectively, "income dividends''), will be taxable as ordinary income to shareholders whether or not paid in additional shares. Any distributions derived from the excess of net long-term capital gain over net short-term capital loss ("capital gains distributions'') are taxable as long-term capital gains to shareholders regardless of the length of time a shareholder has owned his shares. Any loss realized upon the redemption of shares within six months after the date of their purchase will be treated as a long-term capital loss to the extent of amounts treated as distributions of net long-term capital gain during such six-month period.

Income dividends and capital gains distributions are taxed in the manner described above, regardless of whether they are received in cash or reinvested in additional shares. For the convenience of investors, all income dividends and capital gains distributions are reinvested in full and fractional shares of the Fund based on the net asset value per share at the close of business on the record date, unless the shareholder has given prior written notice to the transfer agent that the payment should be made in cash or unless the investor lives in a state in which the shares of the Fund are not registered for sale and it is not otherwise lawful to reinvest such distributions. Shareholders will receive information annually on Form 1099 with respect to the amount and nature of income and gains to assist them in reporting the prior calendar year's distributions on their Federal income tax return.

Distributions which are declared in October, November, or December but which are not paid to shareholders until the following January will be treated for tax purposes as if received on December 31 of the year in which they were declared.

Under the Code, the Fund may be required to impose backup withholding at a rate of 31% on income dividends and capital gains distributions, and payment of redemption proceeds to individuals and other non-exempt shareholders, if such shareholders have not provided a correct taxpayer identification number and made the certifications required by the Internal Revenue Service on the account application. A shareholder may also be subject to backup withholding if the Internal Revenue Service or a broker notifies the Fund that the shareholder is subject to backup withholding.

The Fund may liquidate the account of any shareholder who fails to furnish its certificate of taxpayer identification number within 30 days after date the account was opened.

Shareholders should consult their tax Advisors with respect to applicable foreign, state and local taxes.


PERFORMANCE INFORMATION
-------------------------------------------------------------------------------

From time to time, the Fund may publish its total return in advertisements and communications to investors. Total return information will include the Fund's average annual compounded rate of return over the most recent four calendar quarters and over the period from the Fund's inception of operations. The Fund may also advertise aggregate and average total return information over different periods of time. The Fund's total return will be based upon the value of the shares acquired through a hypothetical $1,000 investment at the beginning of the specified period and the net asset value of such shares at the end of the period, assuming reinvestment of all distributions at net asset value. Total return figures will reflect all recurring charges against the Fund's income.

Investors should note that the investment results of the Fund will fluctuate over time, and any presentation of the Fund's total return for any period should not be considered as a representation of what an investor's total return may be in any future period. For further information, see the SAI.

In reports or other communications to shareholders and in advertising material, the Fund may compare performance with that of other mutual funds as listed in the rankings prepared by Lipper Analytical Services, Inc. and similar independent services that monitor the performance of mutual funds, or unmanaged indices of securities of the type in which the Fund invests.

Cornerstone Capital, the investment advisor to the Fund, manages private accounts with substantially similar investment objectives as the CornerCap Balanced Fund. In accordance with the Association for Investment Management and Research (AIMR) standards for reporting, Cornerstone Capital's average annual composite returns for accounts with a balanced objective similar to the Fund's are as follows:



        2ND QTR. '96         1YR.           3YR.           5YR.
        ------------         ----           ----           ----

            3.4%             13.6%          10.8%          12.0%


PRIVATE ACCOUNT PERFORMANCE DOES NOT REPRESENT THE HISTORICAL PERFORMANCE OF THE FUND AND IS NOT INDICATIVE OF THE FUND'S FUTURE PERFORMANCE. PRIVATE ACCOUNTS MAY NOT BE SUBJECT TO CERTAIN INVESTMENT LIMITATIONS, DIVERSIFICATION REQUIREMENTS, AND OTHER RESTRICTIONS IMPOSED BY THE INVESTMENT COMPANY ACT OF 1940 AND THE INTERNAL REVENUE CODE, WHICH, IF APPLICABLE, MAY HAVE ADVERSELY AFFECTED THE PERFORMANCE RESULTS OF THE PRIVATE ACCOUNTS COMPOSITE. IN SPITE OF THE FOREGOING AND THE FACT THAT PAST PERFORMANCE IS NEVER NECESSARILY INDICATIVE OF FUTURE RESULTS, INVESTORS MAY CONSIDER THIS PRIVATE ACCOUNT INFORMATION RELEVANT IN DECIDING WHETHER TO BECOME AN INVESTOR IN THE FUND.


GENERAL INFORMATION
-------------------------------------------------------------------------------

The Fund is a new series of the CornerCap Funds and has only recently begun operations. The CornerCap Funds were organized on January 6, 1986, as a Massachusetts business trust. The Declaration of Trust provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. In addition, the Declaration of Trust contains an express disclaimer of Shareholder liability for acts or obligations of the Fund.

Shareholders are entitled to one vote for each full share held (and fractional votes for fractional shares) and may vote in the election of Trustees and on other matters submitted to meetings of shareholders. It is not contemplated that regular annual meetings of shareholders will be held. There are no conversion or preemptive rights in connection with any shares of each of the series of the CornerCap Funds, nor are there cumulative rights with respect to the shares of any series. Each issued and outstanding share of each series is entitled to participate equally in dividends and distributions declared by its respective series and in net assets of each series upon liquidation or distribution remaining after satisfaction of outstanding liabilities. The Declaration of Trust provides that the obligations and liabilities of a particular series are restricted to the assets of that series and do not extend to the assets of the CornerCap Funds generally. The Board of Trustees may, at its own discretion, create additional series of shares.

The Declaration of Trust provides that the Fund's shareholders have the right, upon the declaration in writing or vote of more than two-thirds of its outstanding shares, to remove a Trustee. The Trustees will call a meeting of shareholders to vote on the removal of a Trustee upon the written request of the record holders of 10% of its shares. In addition, ten shareholders holding the lesser of $25,000 worth or 1% of Fund shares may advise the Trustees in writing that they wish to communicate with other shareholders for the purpose of requesting a meeting to remove a Trustee. The Trustees will then, if requested by the applicants, mail at the applicants' expense the applicants' communications to all other shareholders. Except for a change in the name of the Fund, no amendment may be made to the Declaration of Trust without the affirmative vote of the holders of more than 50% of its outstanding shares. The holders of shares

General Information continued

have no pre-emptive or conversion rights. Shares when issued are fully paid and non-assessable, except as set forth above. The Fund may be terminated upon the sale of its assets to another issuer, if such sale is approved by the vote of the holders of more than 50% of the outstanding shares of each series, or upon liquidation and distribution of its assets, if so approved. If not so terminated, the Fund will continue indefinitely.

With respect to the purchase and sale of Fund shares, certain broker/dealers other than the Distributor may charge a fee to Fund investors for executing transactions on the investor's behalf. Such transactions may be executed on the investor's behalf directly through the Fund's Transfer Agent without payment of such a fee. See the section entitled "How to Purchase Shares" in the Prospectus.

The Advisor will sell portfolio securities whenever it is appropriate, regardless of how long the securities have been held by the Fund. The Advisor will change the Fund's investments whenever it believes doing so furthers the Fund's investment objective. Portfolio turnover involves some expense to the Fund, including brokerage commissions and other transaction costs and reinvestment in other securities. Portfolio turnover may also result in the recognition of capital gains which may be distributed to shareholders. Tax considerations may limit the Fund's portfolio turnover. The Fund's annual rate on portfolio turnover is anticipated to be between 30% and 70% for both the equity and fixed income portions of the portfolio. Tait, Weller & Baker serves as the certified public accountants of the Fund. Fortune Fund Administration, Inc. serves as the Fund's Transfer Agent and Accounting Services Agent pursuant to separate Transfer Agent and Accounting Services Agreements. Fortune Fund Administration, Inc. is affiliated with Cornerstone Capital Corp., the Advisor. Pursuant to the Accounting Services Agreement, Fortune will receive a minimum fee of $18,000 per year. Pursuant to the Transfer Agent Agreement, Fortune will receive a minimum fee of $12,000 per year. The Trust Department of Wachovia Bank of N.C. is the custodian of the Fund's assets. The legality of the securities offered by this Prospectus will be passed upon for the CornerCap Funds by Kilpatrick & Cody, L.L.P. Kilpatrick & Cody, L.L.P. also represents the Advisor and Administrator and would represent them in any dispute with the Fund. Shareholder inquiries related to the administration of shareholder accounts should be directed to the Transfer Agent, and inquiries related to the investment objectives of the Fund should be directed to the Advisor.

               STATEMENT OF ADDITIONAL INFORMATION



Acquisition of the assets of


The Atlanta Growth Fund, Inc.
1100 Peachtree Street
Suite 1661
Atlanta, Georgia  30309
Telephone: (800) 899-4742


By and in exchange for shares of

The Balanced Fund
 of the CornerCap Group of Funds
The Peachtree, Suite 1700, 1355
Peachtree Street, Atlanta, Georgia  30309
Telephone: (404) 870-0700 (collect)

     This Statement of Additional Information relating specifically to the proposed acquisition of all of the assets of The Atlanta Growth Fund, Inc. (the "Atlanta Fund") in exchange for shares of the CornerCap Balanced Fund, consists of this cover page and the Statement of Additional Information of the CornerCap Balanced Fund dated December 6, 1996 documents which Statement of Additional Information is attached hereto and incorporated by reference herein.


     This Statement of Additional Information is not a prospectus. A Proxy Statement/Prospectus dated December 31,
1996 relating to the above-referenced matter may be obtained from the CornerCap Balanced Fund. This Statement of Additional
Information relates to, and should be read in conjunction with, such Proxy Statement/Prospectus.

     The date of this Statement of Additional Information is December 31, 1996.

                             CORNERCAP BALANCED FUND
                                       OF
                          THE CORNERCAP GROUP OF FUNDS
                          A "SERIES" INVESTMENT COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION
                       Dated December 6, 1996


The CornerCap Balanced Fund (the "Fund") is a series of the CornerCap Group of Funds, a diversified open-end management investment company registered with the Securities and Exchange Commission (the "SEC") as required by the Investment Company Act of 1940 (the "1940 Act"). The only other series of the CornerCap Funds is the CornerCap Growth Fund is offered under a separate Prospectus and Statement of Additional Information. Prior to June 1995, The CornerCap Group of Funds' name was The Cornerstone Group of Funds.

This Statement of Additional Information is not a prospectus, and it should be read in conjunction with the Prospectus of the Fund dated December 6, 1996, as may be amended from time to time (the "Prospectus"); copies of the Prospectus may be obtained from the Fund, c/o Cornerstone Capital Corp., The Peachtree, Suite 1700, 1355 Peachtree Street, Atlanta, Georgia 30309. Cornerstone Capital Corp. (the "Advisor") is the Fund's investment advisor.



                                TABLE OF CONTENTS

                                                                            Page

Investment Objectives and Policies . . . . . . . . . . . . . . . . . . . .   2
Portfolio Turnover . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Investment Restrictions. . . . . . . . . . . . . . . . . . . . . . . . . .   2
Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
The Advisor. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
Accounting & Administrative Services . . . . . . . . . . . . . . . . . . .   6
Portfolio Transactions and Brokerage . . . . . . . . . . . . . . . . . . .   6
Distribution Plan. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
Net Asset Value. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
Tax Status . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
Principal Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . .  12

Performance Information. . . . . . . . . . . . . . . . . . . . . . . . . .  12
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . .  13


                       INVESTMENT OBJECTIVES AND POLICIES

The investment objective of the Fund is to obtain long-term capital appreciation and current income. The Fund will attempt to achieve its objective by normally investing 50% to 70% of its total assets in equity securities of domestic and foreign issuers and at least 30% in fixed income securities including cash and cash equivalents. The Fund does not intent to invest more than 25% of its assets in any one industry. The portfolio and investment strategies of the Fund are described in the Fund's Prospectus. The following discussion elaborates on the disclosure of the Fund's investment policies contained in the Prospectus. Notwithstanding the following, the Fund does not currently anticipate investing more than 5% of its assets in repurchase agreements, foreign securities, options, futures, currency contracts, swap agreements or mortgage related securities.

REPURCHASE AGREEMENTS. The Fund may engage in repurchase agreements. A repurchase agreement, which may be considered a "loan" under the Investment Company Act of 1940 as amended (the "1940 Act"), is a transaction in which a fund purchases a security and simultaneously commits to sell the security to the seller at an agreed-upon price and date (usually not more than seven days) after the date of purchase. The resale price reflects the purchase price plus an agreed-upon market rate of interest which is unrelated to the coupon rate or maturity of the purchased security. The Fund's risk is limited to the ability of the seller to pay the agreed-upon amount on the delivery date. In the opinion of management, this risk is not material; if the seller defaults, the underlying security constitutes collateral for the seller's obligations to pay. This collateral, equal to or in excess of 100% of the repurchase agreement, will be held by the custodian for the Fund's assets. However, in the absence of compelling legal precedents in this area, there can be no assurance that the Fund will be able to maintain its rights to such collateral upon default of the issuer of the repurchase agreement. To the extent that the proceeds from a sale upon a default in the obligation to repurchase are less than the repurchase price, the Fund would suffer a loss. It is intended (but not required) that at no time will the market value of any of the Fund's securities subject to repurchase agreements exceed 50% of the total assets of entering into such agreement. It is intended for the Fund to enter into repurchase agreements with commercial banks and securities dealers. The Board of Trustees will monitor the creditworthiness of such entities.

FOREIGN SECURITIES. The Fund may invest directly in foreign equity securities traded on U.S. national exchanges or over-the-counter and in foreign securities represented by ADRs, as described below. The Fund may also invest in foreign currency-denominated fixed-income securities. Investing in securities issued by companies whose principal business activities are outside the United States may involve significant risks not present in domestic investments. For example, there is generally less publicly available information about foreign companies, particularly those not subject to the disclosure and reporting requirements of the U.S. securities laws. Foreign issuers are generally not bound by uniform accounting, auditing, and financial reporting requirements and standards of practice comparable to those applicable to domestic issuers. Investments in foreign securities also involve the risk of possible adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, limitation on the removal of cash or other assets of the Fund, political or financial instability, or diplomatic and other developments which could affect such investments. Further, economies of particular countries or areas of the world may differ favorably or unfavorably from the economy of the United States. Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Additional costs associated with an investment in foreign securities may include higher custodial fees than apply to domestic custodial arrangements, and transaction costs of foreign currency conversions.

ADRs provide a method whereby the Fund may invest in securities issued by companies whose principal business activities are outside the United States. These securities will not be denominated in the same currency as the securities into which they may be converted. Generally, ADRs, in registered form, are designed for use in U.S. securities markets.

ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities, and may be issued as sponsored or unsponsored programs. In sponsored programs, an issuer has made arrangements to have its securities trade in the form of ADRs. In unsponsored programs, the issuer may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored programs are generally similar, in some cases it may be easier to obtain financial information from an issuer that has participated in the creation of a sponsored program.

OPTIONS. The Fund may purchase and write put and call options on securities. The Fund may write a call or put option only if the option is "covered" by the Fund holding a position in the underlying securities or by other means which would permit immediate satisfaction of the Fund's obligation as writer of the
option.   The purchase and writing of options involves certain risks.  During the option period, the covered call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying securities above the exercise price, but, as long as its obligation as a writer continues, has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying securities at the exercise price. If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market prices of the underlying security, in the case of a put, remains equal to or greater than the exercise price or, in the case of a call, remains less than or equal to the exercise price, the Fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. Furthermore, if trading restrictions or suspensions are imposed on the options market, a Fund may be unable to close out a position.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS. The Fund may invest in interest rate futures contracts and options thereon ("futures options"); the Fund may enter into foreign currency futures contracts and options; and the Fund may enter into stock index futures contracts and options thereon. Such contracts may not be entered into for speculative purposes. When a Fund purchases a futures contract, an amount of cash, U.S. Government securities, or money market instruments equal to the fair market value less initial and variation margin of the futures contract will be deposited in a segregated account to collateralize the position and thereby ensure that such futures contract is "covered."

There are several risks associated with the use of futures and futures options. The value of a futures contract may decline. With respect to transactions for hedging, there can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in the portfolio securities being hedged. An incorrect correlation could result in a loss on both the hedged securities in a Fund and the hedging vehicle so that the Fund return might have been greater had hedging not been attempted. There can be no assurance that a liquid market will exist at a time when a Fund seeks to close out a futures contract or a futures option position. Most futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single day; once the daily limit has been reached on a particular contract, no trades may be made that day at a price beyond that limit. In addition, certain of these instruments are relatively new and without a significant trading history. As a result, there is no assurance that an active secondary market will develop or continue to exist. Lack of a liquid market for any reason may prevent the Fund from liquidating an unfavorable position and the Fund would remain obligated to meet margin requirements until the position is closed.

The Fund will only enter into futures contracts or futures options which are standardized and traded on a U.S. or foreign exchange or board of trade, or similar entity, or quoted on an automated quotation system. The Fund will use financial futures contracts and related options only for "bona fide hedging" purposes, as such term is defined in applicable regulations of the Commodity Futures Trading Commission, or, with respect to positions in financial futures and related options that do not qualify as "bona fide hedging" positions, will enter into such non-hedging positions only to the extent that aggregate initial margin deposits plus premiums paid by it for open futures option positions, less the amount by which any such positions are "in-a-money," would not exceed 5% of the Fund's total assets.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. The Fund may enter into forward foreign currency exchange contracts ("forward contracts") to attempt to minimize the risk to the Fund from adverse changes in the relationship between the U.S. dollar and foreign currencies. A forward contract is an obligation to purchase or sell a specific currency for an agreed price at a future date which is individually negotiated and privately traded by currency traders and their customers. Such contracts may not be entered into for speculative purposes. The Fund will not enter into forward contracts if, as a result, more than 10% of the value of its total assets would be committed to the consummation of such contracts, and will segregate assets or "cover" its positions consistent with requirements under the 1940 Act to avoid any potential leveraging of the Fund.

SWAP AGREEMENTS. The Fund may enter into interest rate, index and currency exchange rate swap agreements for purposes of attempting to obtain a particular desired return at a lower cost to the Fund than if it had invested directly in an instrument that yielded that desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or "swapped" between the parties are calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. Commonly used swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or "cap;" interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified level, or "floor;" and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

The "notional amount" of the swap agreement is only a fictive basis on which to calculate the obligations which the parties to a swap agreement have agreed to exchange. Most swap agreements entered into by the Fund would calculate the obligations of the parties to the agreement on a "net basis." Consequently, the Fund's obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). Obligations under a swap agreement will be accrued daily (offset against amounts owing to the Fund) and any accrued but unpaid net amounts owed to a swap counterpart will be covered by the maintenance of a segregated account consisting of cash, U.S. Government securities, or high-grade debt obligations, to avoid any potential leveraging of the Fund. The Fund will not enter into a swap agreement with any single party if the net amount owed or to be received under existing contracts with that party would exceed 5% of the Fund's total assets.

MORTGAGE-RELATED SECURITIES. The Fund may invest in mortgage-backed and other asset-backed securities. These securities include mortgage pass-through certificates, collaterized mortgage obligations, mortgage-backed bonds and securities representing interests in other types of financial assets.

MORTGAGE PASS-THROUGH SECURITIES representing interests in "pools" of mortgage loans in which payments of both interest and principal on the securities are generally made monthly, in effect "passing through" monthly payments made by the individual borrowers on the mortgage loans which underlie the securities (net of fees paid to the issuer or guarantor of the securities).

Payment of principal and interest on some mortgage pass-through securities may be guaranteed by the full faith and credit of the U.S. Government (in the case of securities guaranteed by the Government National Mortgage Association "GNMA"); or guaranteed by agencies or instrumentalities of the U.S. Government (in the case of securities guaranteed by the Federal National Mortgage Association "FNMA" or the Federal Home Loan Mortgage Corporation "FHLMC", which are supported only by the discretionary authority of the U.S. Government to purchase the agency's obligations).

CMOS are securities which are typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FNMA, or FHLMC. Similar to a bond, interest and prepaid principal on a CMO are paid, in most cases, semiannually. CMOs are structured into multiple classes, with each class bearing a different stated maturity. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding the longer maturity classes will receive principal only after the first class has been retired. An investor is partially guarded against a sooner than desired return of principal because of the sequential payments. CMOs that are issued or guaranteed by the U.S. Government or by any of its agencies or instrumentalities will be considered U.S. Government securities by the Fund, while other CMOs, even if collateralized by U.S. Government securities, will have the same status as other privately issued securities for purposes of applying the Fund's diversification tests.

In a typical CMO transaction, a corporation ("issuer") issues multiple series (E.G., A, B, C, Z) of CMO bonds ("Bonds"). Proceeds of the Bond offering are used to purchase mortgages or mortgage pass-through certificates ("Collateral"). The Collateral is pledged to a third-party trustee as security for the Bonds. Principal and interest payments from the Collateral are used to pay principal on the Bonds in the order A, B, C, Z. The Series A, B, and C Bonds all bear current interest. Interest on the Series Z Bond is accrued and added to principal and a like amount is paid as principal on the Series A, B, or C Bond currently being paid off. When the Series A, B, and C Bonds are paid in full, interest and principal on the Series Z Bond begins to be paid currently. With some CMOs, the issuer serves as a conduit to allow loan originators (primarily builders or savings and loan associations) to borrow against their loan portfolios.

MORTGAGE-BACKED BONDS are general obligations of the issuer fully collateralized directly or indirectly by a pool of mortgages. The mortgages serve as collateral for the issuer's payment obligations on the bonds but interest and principal payments on the mortgages are not passed through either directly (as with GNMA certificates and FNMA and FHLMC pass-through securities) or on a modified basis (as with CMOs). Accordingly, a change in the rate of prepayments on the pool of mortgages could change the effective maturity of a CMO but not that of a mortgage-backed bond (although, like many bonds, mortgage-backed bonds can provide that they are callable by the issuer prior to maturity).

ASSET-BACKED SECURITIES are securities representing interests in other types of financial assets, such as automobile-finance receivables or credit-card receivables. Such securities are subject to many of the same risks as are mortgage-backed securities, including prepayment risks and risks of foreclosure. They may or may not be secured by the receivables themselves or may be unsecured obligations of their issuers.

RISKS OF MORTGAGE-RELATED SECURITIES. Investment in mortgage-backed securities poses several risks, including prepayment, market, and credit risk. Prepayment risk reflects the risk that borrowers may prepay their mortgages faster than expected, thereby affecting the investment's average life and perhaps it yield. Whether or not a mortgage loan is prepaid is almost entirely controlled by the borrower. Borrowers are most likely to exercise prepayment options at the time when it is least advantageous to investors, generally prepaying mortgages as interest rates fall, and slowing payments as interest rates rise. Besides the effect of prevailing interest rates, the rate of prepayment and refinancing of mortgages may also be affected by home value appreciation, ease of the refinancing process and local economic conditions.

Market risk reflects the risk that the price of the security may fluctuate over time. The price of mortgage-backed securities may be particularly sensitive to prevailing interest rates, the length of time the security is expected to be outstanding, and the liquidity of the issue. In a period of unstable interest rates, there may be decreased demand for certain types of mortgage-backed securities, and a fund invested in such securities wishing to sell them may find it difficult to find a buyer, which may in turn decrease the price at which they may be sold.

Credit risk reflects the risk that the Fund may not receive all or part of its principal because the issuer or credit enhancer has defaulted on its obligations. Obligations issued by U.S. Government-related entities are guaranteed as to the payment of principal and interest, but are not backed by the full faith and credit of the U.S. Government. The performance of private label mortgage-backed securities, issued by private institutions, is based on the financial health of those institutions. With respect to GNMA certificates,
                                        7
although GNMA guarantees timely payment even if homeowners delay or default, tracking the "pass-through" payments may, at times, be difficult.

CONVERTIBLE SECURITIES. Although the equity investments of the Fund consists primarily of common and preferred stocks, the Fund may buy securities convertible into common stock if, for example, the Advisor believes that a company's convertible securities are undervalued in the market. Convertible securities eligible for purchase by the Fund include convertible bonds, convertible preferred stocks, and warrants. A warrant is an instrument issued by a corporation which gives the holder the right to subscribe to a specific amount of the corporation's capital stock at a set price for a specified period of time. Warrants do not represent ownership of the securities, but only the right to buy the securities. The prices of warrants do not necessarily move parallel to the prices of underlying securities. Warrants may be considered speculative in that they have no voting rights, pay no dividends, and have no rights with respect to the assets of a corporation issuing them. Warrant positions will not be used to increase the leverage of the Fund; consequently, warrant positions are generally accompanied by cash positions equivalent to the required exercise amount.

                               PORTFOLIO TURNOVER

  An annual portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding certain short-term securities) for a year and dividing that amount by the monthly average of the market value of such securities during the year. The Fund's portfolio turnover rate is expected to be in the range of 30% to 70% for both the equity and fixed income portion of the portfolio. Higher turnover would involve correspondingly greater commissions and transaction costs.


                             INVESTMENT RESTRICTIONS

The Fund has adopted the following restrictions (in addition to those indicated in its Prospectus) as fundamental policies, which may not be changed without the favorable vote of the holders of a "majority," as defined in the 1940 Act, of the Fund's outstanding voting securities. Under the 1940 Act, the vote of the holders of a "majority" of a Fund's outstanding voting securities means the vote of the holders of the lesser of (i) 67% of the shares of the Fund represented at a meeting at which the holders of more than 50% of its outstanding shares are represented or (ii) more than 50% of the outstanding shares. The Fund may not:

1. Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of transactions);

2. Issue senior securities, borrow money or pledge its assets except as permitted by the 1940 Act.

3. Purchase any security if as a result the Fund would then hold more than 10% of any class of securities of an issuer (taking all common stock issues of an issuer as a single class, all preferred stock issues as a single class, and all debt issues as a single class) or more than 33.33% of the outstanding voting securities of an issuer;

4. Purchase any security if as a result the Fund would then have more than 5% of its total assets (taken at current value) invested in securities of companies (including predecessors) less than one year old;

5. Invest in securities of any issuer if, to the knowledge of the Fund, any officer or Trustee of the Fund or officer or director of the Advisor owns more than 1/2 of 1% of the outstanding securities of such issuer, and such Trustees, officers and Trustees who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer;

6. Act as underwriter except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under certain federal securities laws;

7.   Make investments for the purpose of exercising control or management;

8. Participate on a joint, or joint and several basis in any trading account in securities;

9. Invest in securities of other registered investment companies except as permitted by Section 12 of the 1940 Act;

10. Invest in interests in oil, gas or other mineral exploration or development programs, although it may invest in the common stocks of companies which invest in or sponsor such programs;

11.  Make loans, except through repurchase agreements;

12. Purchase warrants if as a result the Fund would then have more than 5% of its total net assets (taken at the lower of cost or current value) invested in warrants, or if more than 2% of the value of the Fund's total net assets would be invested in warrants which are not listed on the New York or American Stock Exchanges, except for warrants included in units or attached to other securities; and

13. Buy or sell commodities or commodity contracts, or real estate or interests in real estate, although it may purchase and sell securities which are secured by real estate and securities of companies which invest or deal in real estate. It may buy or sell futures contracts or options thereon for hedging purposes as described in the Fund's prospectus.


                                   MANAGEMENT

The Board of Trustees is responsible for the overall management of the Fund, including general supervision and review of its investment activities. The officers, who administer the Fund's daily operations, are appointed by the Board of Trustees. The current Trustees and principal officers of the Fund, their addresses, and their principal occupations for the past five years are set forth below. "Interested" trustees, as defined by the 1940 Act, are designated below by an asterisk.



                              Position With                 Principal Occupations During Past

Name and Address (Age)        Trust                         Five Years

------------------------------------------------------------------------------------------------------
Thomas E. Quinn*(51)       Trustee, President,           President, Cornerstone Capital Corp.
The Peachtree, Suite 1700     CFO and Treasurer
1355 Peachtree Street,, N.E.
Atlanta, Georgia  30309

Gene A. Hoots* (57)        Vice President                Chief Executive Officer, Cornerstone
119B Reynolda Village                                       Capital Corp.
Winston-Salem, NC  27106

Richard T. Bean (34)       Vice President &              Portfolio Manager, Cornerstone
The Peachtree, Suite 1700   Secretary                     Capital Corp.
1355 Peachtree Street, N.E.                               Assistant Controller, Godwins Inc.
Atlanta, Georgia  30309



                              Position With                 Principal Occupations During Past
Name and Address              Trust                         Five Years
------------------------------------------------------------------------------------------------------
Richard L. Boger (51)      Trustee                       President, Export Insurance
303 Townsend Place, NW                                      Services, Inc.
Atlanta, GA  30327

G. Harry Durity  (49)       Trustee                      Corporate Vice President,
58 Close Road                                               Worldwide Business Development,
Greenwich, CT  06831                                        Automatic Data Processing, Inc.;
                                                            Sr. Vice President, Corp. Develop.,

Laurin M. McSwain (45)      Trustee                      Attorney, Bloodworth & McSwain
3000 Andrews Drive, NW
#5
Atlanta, GA  30305

The Cornercap Group of Funds pays trustees who are not affiliated with the Advisor $500.00 per regular and committee meeting attended, plus reimbursement of out of pocket expenses for attending Board or committee meetings.

                                   THE ADVISOR

Cornerstone Capital Corp. is the Fund's investment advisor. The Fund pays the Advisor for the services performed a fee at the annual rate of 1% of the Fund's average net assets. This rate is higher than that paid to most management investment companies. However, the Investment Advisory Agreement dated
December ___, 1996, between the Fund and the Advisor (the "Agreement") provides that in the event the expenses of the Fund (including the fees of the Advisor and amortization of organization expenses but excluding interest, taxes, brokerage commissions and extraordinary expenses) for any fiscal year exceed the limit set by applicable regulations of a state securities commission, the Advisor will reduce its fee to the Fund by the amount of such excess up to the full amount of the advisor's annual fee. Any such reductions are accrued and paid in the same manner as the Advisor's fee and are subject to readjustment during the year.

The Advisor has voluntarily agreed to waive all or such portion of its fee as may be necessary to cause the total fund operating expenses not to exceed 2.0% of average net assets. The Advisor has also voluntarily agreed to reimburse the fund for certain of its operating expenses to the extent and for so long as may be necessary to keep total Fund operating expenses at no greater than 2.0% of average net assets.

The Agreement also provides that the Advisor shall not be liable to the Fund for any error of judgment by the Advisor or for any loss sustained by the Fund except in the case of a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages will be limited as provided in the 1940 Act) or of willful misfeasance, bad faith, gross negligence or reckless disregard of duty.


         ACCOUNTING, TRANSFER AGENCY AND ADMINISTRATIVE SERVICES

Fortune Fund Administration, Inc., an affiliate of Cornerstone Capital Corp., serves as the Fund s Administrator pursuant to an Administration Agreement. The Administrator provides certain recordkeeping and shareholder servicing functions required of registered investment companies, and will assist the Fund in preparing and filing certain financial and other reports, and perform certain daily functions required for ongoing operations. The Administration Agreement provides that the Administrator will be paid at the annual rate of .20% of the Fund s average daily net assets, up to a maximum $4,000 a month. The Administrator will be reimbursed for certain out-of-pocket expenses, and it may subcontract with other responsible companies for some of its duties.

Fortune Fund Administration, Inc. also serves as the Fund s transfer agent and accounting services agent pursuant to separate Transfer Agent and Accounting Services Agreements. Pursuant to the Accounting Services Agreement, Fortune will receive a minimum fee of $18,000 per year. Pursuant to the Transfer Agent Agreement, Fortune will receive a minimum fee of $12,000 per year, plus reimbursement of certain cost under both agreements.


                      PORTFOLIO TRANSACTIONS AND BROKERAGE

The Agreement states that in connection with its duties to arrange for the purchase and the sale of securities held in the portfolio of the Fund by placing purchase and sale orders for the Fund, the Advisor shall select such broker-dealers ("brokers") as shall, in the Advisor's judgment, implement the policy of the Fund to achieve "best execution"--i.e., prompt and efficient execution at the most favorable securities price. In making such selection, the Advisor is authorized in the Agreement to consider the reliability, integrity and financial condition of the broker.

The Advisor is also authorized by the Agreement to consider whether the broker provides brokerage and/or research services to the Fund and/or other accounts of the Advisor. The Agreement states that the commissions paid to brokers may be higher than another broker would have charged if a good faith determination is made by the Advisor that the commission is reasonable in relation to the services provided, viewed in terms of either that particular transaction or the Advisor's overall responsibilities as to the accounts as to which it exercises investment discretion and that the Advisor shall use its judgment in determining that the amount of commissions paid are reasonable in relation to the value of brokerage and research services provided and need not place or attempt to place a specific dollar value on such services or on the portion of commission rates reflecting such services. The Agreement provides that to demonstrate that such determinations were in good faith, and to show the overall reasonableness of commissions paid, the Advisor shall be prepared to show that commissions paid (i) were for purposes contemplated by the Agreement; (ii) were for products or services which provide lawful and appropriate assistance to the Advisor's decision-making process; and
(iii) were within a reasonable range as compared to the rates charged by brokers to other institutional investors as such rates may become known from available information. The Fund recognizes in the Agreement that, on any particular transaction, a higher than usual commission may be paid due to the difficulty of the transaction in question.

The research services discussed above may be in written form or through direct contact with individuals and may include information as to particular companies and securities as well as services assisting the Fund in the valuation of the Fund's investments. The research which the Advisor receives for the Fund's brokerage commissions whether or not useful to the Fund, may be useful to the Advisor in managing the accounts of the Advisor's other advisory clients. Similarly, the research received for the commissions of such accounts may be useful to the Fund.

In the over-the-counter market, securities are frequently traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. Money market instruments usually trade on a "net" basis as well. On occasion, certain money market instruments may be purchased by the Fund directly from an issuer in which case no commissions or discounts are paid. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter's concession or discount.


                                DISTRIBUTION PLAN

The Fund's Distribution Plan (the "Plan") is its written plan adopted pursuant to Rule 12b-1 (the "Rule") under the 1940 Act.

The Plan authorizes the Advisor or Distributor to make permitted payments to any qualified recipient under a related agreement on either or both of the following bases: (a) as reimbursement for direct expenses incurred in the course of distributing Fund shares or providing administration assistance to the Fund or its shareholders, including, but not limited to advertising, printing and mailing promotional material, telephone calls and lines, computer terminals, and personnel; and/or (b) at a rate specified in the related agreement with the qualified recipient in question based on the average value of the qualified holdings of such qualified recipient ("Permitted Payments"). The Advisor or Distributor may make permitted payments in any amount to any qualified recipient, provided that (i) the total amount of all permitted payments made during a fiscal year of the Fund to all qualified recipients (whether made under (a) and/or (b) above) do not exceed in that fiscal year 1/4 of 1% of the Fund's average annual net assets; and (ii) a majority of the Fund's qualified Trustees may at anytime decrease or limit the aggregate amount of all permitted payments or decrease or limit the amount payable to any Qualified recipient. The Fund will reimburse the Advisor or Distributor for such permitted payments within such limit, but the Advisor or Distributor shall bear any permitted payments beyond such limits. A related agreement will terminate automatically if it is assigned, as that term is defined in the 1940 Act.

The Plan also authorizes the Advisor or Distributor to purchase advertising to promote the sale of shares of the Fund, to pay for sales literature and other promotional material, and to make payments to the Distributor's sales personnel. Any such advertising and sales material may include references to other open-end investment companies or other investments and any sales personnel so paid are not required to devote their time solely to the sale of Fund shares. Any such expenses ("Permitted Expenses") made during a fiscal year of the Fund shall be reimbursed or paid by the Fund, except that the combined amount of reimbursement or payment of Permitted Expenses together with the Permitted Payments made pursuant to the Plan by the Fund shall not, in the aggregate, in that fiscal year of the Fund, exceed 1/4 of 1% of the average net assets of the Fund in such year; and the Advisor or Distributor shall bear any such expenses beyond such limits. No such reimbursement may be made for Permitted Expenses or Permitted Payments for the fiscal year prior to the fiscal year in question or in contemplation of future Permitted Expenses or Permitted Payments.

The Plan requires that while it is in effect the Advisor shall report in writing at least quarterly to the Board of Trustees, and the Board shall review the following: (i) The amounts of all Permitted Payments, the identity of the recipients of each such payment; the basis on which each such recipient was chosen as a Qualified Recipient and the basis on which the amount of the Permitted Payment to such Qualified Recipient was made; (ii) the amounts of Permitted Expenses and the purpose of each such Expense; and (iii) all costs of the other payments specified in the Plan (making estimates of such costs where necessary or desirable), in each case during the preceding calendar or fiscal quarter. While the Plan is in effect, the selection and nomination of Trustees who are not interested persons of the Fund is committed to the discretion of the Fund's then existing disinterested Trustees.

                                 NET ASSET VALUE

As indicated in the Prospectus, the net asset value per share of the Fund's shares will be determined as of 4:15 p.m. on each day that the New York Stock Exchange ("NYSE") is open for trading. The NYSE annually announces the days on which it will not be open for trading; the most recent announcement indicates that it will not be open on the following days: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, it should be noted that the NYSE may close on days not included in that announcement.

In determining the net asset value of the Fund's shares, common stocks and other securities that are listed on a national securities exchange or the NASDAQ National Market System are valued at the last sale price as of 4:15 p.m., New York time, on each day that the NYSE is open for trading, or, in the absence of recorded sales, at the last closing price on such exchange or on such System. Unlisted securities that are not included in such National Market System are valued at the closing price in the over-the-counter market. Valuations of fixed-income securities are supplied by independent pricing services used by the Fund. Valuations of fixed-income securities are based upon a consideration of yields or prices of obligations of comparable quality, coupon, maturity and type, indications as to value from recognized dealers, and general market conditions. The pricing service may use electronic data processing techniques and/or computerized matrix system to determine valuations. Fixed-income securities for which market quotations are readily available are valued based upon those quotations. The procedures used by the pricing service are reviewed by the Fund under the general supervision of the Trustees. The Trustees may deviate from the valuation provided by the pricing service whenever, in their judgment, such valuation is not indicative of the fair value of the obligation.

  Securities and other assets for which market quotations are not readily available are valued by appraisal at their fair value as determined in good faith by the Advisor under procedures established by and under the general supervision and responsibility of the Board of Trustees. Debt securities which mature in less than 60 days are valued at amortized cost (unless the Board of Trustees determines that this method does not represent the fair market value of such assets), if their original maturity was 60 days or less.


                                   TAX STATUS

The following information supplements and should be read in conjunction with the section in the Fund's Prospectus entitled "Dividends and Tax Status."

When an income dividend or capital gains distribution is paid by the Fund, net asset value per share is reduced automatically by the amount of the dividend or distribution. If net asset value per share is reduced below a shareholder's cost basis as a result, such a distribution might still be taxable to the shareholder as ordinary income or capital gain (as the case may be) although in effect it represents a return of invested capital. For this reason, investors should consider carefully the desirability of purchasing shares immediately prior to a distribution date.

The Fund does not intend to invest in foreign issuers which meet the definition in the Code of passive foreign investment companies ("PFICs"). However, foreign corporations are not required to certify their status as PFICs to potential U.S. investors, and the Fund may unintentionally acquire stock in a PFIC. The Fund's income and gain, if any, from the holding of PFIC stock may be subject to a non-deductible tax at the Fund level.
A portion of the Fund's income dividends may be eligible for the dividends-received deduction allowed to corporations under the Code, if certain requirements are met.

Investment income received by the Fund from sources within foreign countries may be subject to foreign income taxes withheld at the source.

The treatment of income dividends and capital gains distributions to shareholders of the Fund under the various foreign, state, and local income tax laws may not parallel that under the Federal law. Shareholders should consult their tax adviser with respect to applicable foreign, state, and local taxes.


                                     GENERAL

The Fund is a series of The CornerCap Group of Funds. The Fund's Declaration of Trust permits its Trustees to issue an unlimited number of full and fractional shares of beneficial interest and to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interest in the Fund. Each share represents an interest in a Fund proportionately equal to the interest of each other share. Upon the Fund's liquidation, all shareholders would share pro rata in the net assets of the Fund in question available for distribution to shareholders. If they deem it advisable and in the best interest of shareholders, the Board of Trustees may create additional classes of shares which differ from each other only as to dividends. The Board of Trustees has created two classes of shares (i.e., the Fund and the CornerCap Growth Fund), but the Board may create additional classes in the future, which have separate assets and liabilities; each of such classes has or will have a designation including the word "Series" or "Fund." Rule 18f-2 under the 1940 Act provides that matters submitted to shareholders be approved by a majority of the outstanding securities of each series, unless it is clear that the interest of each series in the matter are identical or the matter does not affect a series. However, the rule exempts the selection of accountants and the election of Trustees from the separate voting requirements. Income, direct liabilities and direct operating expenses of each series will be allocated directly to each series, and general liabilities and expenses of the Fund will be allocated among the series in proportion to the total net assets of each series by the Board of Trustees.

Under Massachusetts law, a shareholder of a Massachusetts business trust may be held liable as a partner under certain circumstances. The Fund's Declaration of Trust, however, contains an express disclaimer of shareholder liability for its acts or obligations and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or its Trustees. The Declaration of Trust provides for indemnification and reimbursement of expenses out of the Fund's property for any shareholder held personally liable for its obligations. The Declaration of Trust also provides that the Fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Fund and satisfy any judgment thereon. In addition, the operation of the Fund as an investment company would not likely give rise to liabilities in excess of its assets. Thus the risk of a shareholder incurring financial loss on account of shareholder liability is highly unlikely and is limited to the relatively remote circumstances in which the Fund would be unable to meet its obligations.

The Fund entered into a Distribution Agreement effective as of March 31, 1995, 1996, with Attkisson, Carter & Akers, Inc., a securities broker/dealer registered pursuant to the Securities Exchange Act of 1934, and located in Atlanta, Georgia. No fee is paid pursuant to this agreement other than reimbursement under the Fund's Rule 12b-1 Distribution Plan.

With respect to the purchase and sale of Fund shares, certain broker/dealers other than the Distributor may charge a fee to Fund investors for executing transactions on the investor's behalf. Such transactions may be executed on the investor's behalf directly through the Fund's Transfer Agent without payment of such a fee. See the section entitled "How to Purchase Shares" in the Prospectus.

Funds Services, Inc. serves as the Transfer Agent. Funds Services, Inc., in its function as Transfer Agent, disburses dividends, processes new accounts, purchases, redemptions, transfers, and issues certificates. Commonwealth Fund Accounting acts as the Fund's accounting services agent. Wachovia Bank. acts as the Fund's custodian to hold its assets in safekeeping and collect income.

The Fund's independent public accountants, Tait, Weller & Baker, perform an annual audit of the Fund's accounts, assist in the preparation of certain reports to the SEC, and prepare the Fund's tax returns.

                              FINANCIAL STATEMENTS

No Financial Statements are provided for the Balanced Fund as it has only recently begun operations.

                                   APPENDIX A


     Some of the terms used in the Fund's Prospectus and this Statement of Additional Information are described below.

     The term "MONEY MARKET" refers to the marketplace composed of the financial institutions which handle the purchase and sale of liquid, short-term, high-grade debt instruments. The money market is not a single entity, but consists of numerous separate markets, each of which deals in a different type of short-term debt instrument. These include U.S. Government obligations, commercial paper, certificates of deposit and bankers' acceptances, which are generally referred to as money market instruments.

     U.S. GOVERNMENT OBLIGATIONS are debt securities (including bills, notes and bonds) issued by the U.S. Treasury or issued by an agency or instrumentality of the U.S. Government which is established under the authority of an Act of Congress. Such agencies or instrumentalities include, but are not limited to, the Federal National Mortgage Association, Government National Mortgage Association, the Federal Farm Credit Bank, and the Federal Home Loan Bank. Although all obligations of agencies, authorities and instrumentalities are not direct obligations of the U.S. Treasury, payment of the interest and principal on these obligations is generally backed directly or indirectly by the U.S. Government. This support can range from the backing of the full faith and credit of the United States to U.S. Treasury guarantees, or to the backing solely of the issuing instrumentality itself. In the case of securities not backed by the full faith and credit of the United States, the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment, and may not be able to assert a claim against the United States itself in the event the agency or instrumentality does not meet its commitments.

     BANK OBLIGATIONS include certificates of deposit which are negotiable certificates evidencing the indebtedness of a commercial bank to repay funds deposited with it for a definite period of time (usually from 14 days to one year) at a stated interest rate.

     BANKERS' ACCEPTANCES are credit instruments evidencing the obligation of a bank to pay a draft which has been drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity.

     TIME DEPOSITS are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate.

     COMMERCIAL PAPER consists of short-term (usually one to 180 days) unsecured promissory notes issued by corporations in order to finance their current operations.

     CORPORATE DEBT obligations are bonds and notes issued by corporations and other business organizations, including business trusts, in order to finance their long-term credit needs.

     CERTIFICATES OF DEPOSIT are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return.

     MORTGAGE-BACKED securities are interests in a pool of mortgage loans. Most mortgage securities are pass-through securities, which means that they provide investors with payments consisting of both principal and interest as mortgages in the underlying mortgage pool are paid off by the borrowers. The dominant issuers or guarantors of mortgage securities are the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC").

     COLLATERALIZED MORTGAGE OBLIGATIONS ("CMOS") are hybrid instruments with characteristics of both mortgage-backed and mortgage pass-through securities. Similar to a bond, interest and prepaid principal on a CMO are paid, in most cases, semi-annually. CMOs may be collateralized by whole mortgage loans but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC, or FNMA. CMOs are structured into multiple classes, with each class bearing a different stated maturity. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding the longer maturity classes receive principal only after the first class has been retired.

     MUNICIPAL BONDS are debt obligations which generally have a maturity at the time of issue in excess of one year and are issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities, or, in some cases, from the proceeds of a special excise or specific revenue source. Industrial development bonds or private activity bonds are issued by or on behalf of public authorities to obtain funds for privately operated facilities and are, in most cases, revenue bonds which do not generally carry the pledge of the full faith and credit of the issuer of such bonds, but depend for payment on the ability of the industrial user to meet its obligations (or any property pledged as security).

     ZERO COUPON BONDS are debt obligations issued without any requirement for the periodic payment of interest. Zero coupon bonds are issued at a significant discount from face value. The discount approximates the total amount of interest the bonds would accrue and compound over the period until maturity at a rate of interest reflecting the market rate at the time of issuance. A Portfolio, if it holds zero coupon bonds in its portfolio, however, would recognize income currently for Federal tax purposes in the amount of the unpaid, accrued interest (determined under tax rules) and generally would be required to distribute dividends representing such income to shareholders currently, even though funds representing such income would not have been received by the Portfolio. Cash to pay dividends representing unpaid, accrued interest may be obtained from sales proceeds of portfolio securities and Portfolio shares and from loan proceeds. Because interest on zero coupon obligations is not paid to the Portfolio on a current basis but is in effect compounded, the value of the securities of this type is subject to greater fluctuations in response to changing interest rates than the value of debt obligations which distribute income regularly.

   RATINGS OF CORPORATE DEBT OBLIGATIONS. The characteristics of corporate debt obligations rated by Moody's are generally as follows:

     Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

     A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.


     The characteristics of corporate debt obligations rated by S&P are generally as follows:

     AAA -- This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

     AA -- Bonds rated AA also qualify as high quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

     A -- Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     BBB -- Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.


     A bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

     The ratings are based on current information furnished by the issuer or obtained by the rating services from other sources which they consider reliable. The ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of, such information, or for other reasons.

     RATINGS OF COMMERCIAL PAPER. Cash Management Portfolio purchases are limited to those instruments rated A-1 by S&P and Prime 1 by Moody's.

     Commercial paper rated A-1 by Standard & Poor's has the following characteristics: liquidity ratios are adequate to meet cash requirements; the issuer's long-term debt is rated "A" or better; the issuer has access to at least two additional channels of borrowing; and basic earnings and cash flow have an upward trend with allowances made for unusual circumstances. Typically, the issuer's industry is well established and the issuer has a strong position within the industry.

     Commercial paper rated Prime 1 by Moody's is the highest commercial paper assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and consumer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationships which exist with the issuer; and (8) recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations. Relative strength or weakness of the above factors determine how the issuer's commercial paper is rated within various categories.

  DETERMINATION OF CREDIT QUALITY OF UNRATED SECURITIES. In determining whether an unrated debt security is - of comparable quality to a rated security, the Advisor may consider the following factors, among others:

     (1)  other securities of the issuer that are rated;

     (2) the issuer's liquidity, debt structure, repayment schedules, and external credit support facilities;

     (3)  the reliability and quality of the issuer's management;

     (4) the length to maturity of the security and the percentage of the portfolio represented by securities of that issuer;

     (5)  the issuer's earnings and cash flow trends;

     (6) the issuer's industry, the issuer's position in its industry, and an appraisal of speculative risks which may be inherent in the industry;

     (7) the financial strength of the issuer's parent and its relationship with the issuer;

     (8) the extent and reliability of credit support, including a letter of credit or third party guarantee applicable to payment of principal and interest;

     (9) the issuer's ability to repay its debt from cash sources or asset liquidation in the event that the issuer's backup credit facilities are unavailable;

  (10) other factors deemed relevant by the Advisor.

                  THE ATLANTA GROWTH FUND, INC.

   PROXY FOR SPECIAL MEETING OF SHAREHOLDERS, JANUARY 28, 1997
   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS



     The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Shareholders and Proxy Statement, each dated
December 31, 1996, and does hereby appoint Michael L. Lucas and
Thomas E. Quinn, and either of them, with full power of

substitution, as the proxy or proxies of the undersigned to represent the undersigned and to vote, as designated below, all shares of The Atlanta Growth Fund, Inc. which the undersigned would be entitled to vote if personally present at the Special Meeting of Shareholders of The Atlanta Growth Fund, Inc. to be held at 1100 Peachtree Street, Suite 2800, Atlanta, Georgia 30309 on January 28, 1997 at 9:00 A.M., and at any adjournment(s)

thereof.

     1.   TO APPROVE THE AGREEMENT AND PLAN OF REORGANIZATION AND
ADOPTION OF THE PLAN OF REORGANIZATION AND LIQUIDATION CONTAINED
THEREIN.


                     ___  FOR        ___  AGAINST         __  ABSTAIN

     2.   IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE
UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

     By acceptance, the proxies named above agree that this Proxy will be voted in the manner directed by the shareholder giving this Proxy. If no direction is made, it will be voted in favor of Proposal 1 and will be voted on other matters in accordance with the best judgment and discretion of the proxies.

                              ______________________________


                              ______________________________

                              ______________________________

                              Date _____________________, 1997


                              Please sign exactly as your name or
                              names appear hereon, and when
                              signing as attorney, executor,
                              administrator, trustee or guardian,
                              give your full title as such.  If
                              the signatory is a corporation,

                              sign the full corporate name by a
                              duly authorized officer.



PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY

                                        PART C
                                  OTHER INFORMATION

Item 15.  Indemnification


     PROVISIONS IN DECLARATION OF TRUST.  The CornerCap Group of
Fund's Declaration of Trust sets forth the following provisions regarding the indemnification of Trustees, officers and employees of the Fund in Article Seventh, Section 12:


     (c) As used in this paragraph the following terms shall have the meanings set forth below:

          (i) the term "indemnitee" shall mean any present or former Trustee, officer or employee of the Trust, any present or former Trustee or officer of another trust or corporation whose securities are or were owned by the Trust or of which the Trust is or was a creditor and who served or serves in such capacity at the request of the Trust, any present or former investment advised, sub-adviser or principal underwriter of the Trust and the heirs, executors, administrators, successors and assigns of any of the foregoing; however, whenever conduct by an indemnitee is referred to, the conduct shall be that of the original indemnitee' rather than that of the heir, executor, administrator, successor or assignees;

          (ii) the term "covered proceeding" shall mean any threatened, pending or completed action, suit or proceeding,

     whether civil, criminal, administrative or investigative, to which an indemnitee is or was a party or is threatened to be made a party by reason of the fact or facts under which he or it is an indemnitee as defined above;

          (iii)     the term "disabling conduct" shall mean

     willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office in question;

          (iv) the term "covered expenses" shall mean expenses
     (including attorney's fees), judgments, fines and amounts

     paid in settlement actually and reasonably incurred by an indemnitee in connection with a covered proceeding; and

          (v) the term "adjudication of liability" shall mean, as to any covered proceeding and as to any indemnitee, an adverse determination as to the indemnitee whether by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent.

     (d) The Trust shall not indemnify any indemnitee for any covered expenses in any covered proceeding if there has been an adjudication of liability against such indemnitee expressly based on a finding of disabling conduct.

     (e) Except as set forth in (d) above, the Trust shall indemnify any indemnitee for covered expenses in any covered proceeding, whether or not there is an adjudication of liability as to such indemnitee, if a determination has been made that the indemnitee was not liable by reason of disabling conduct by (i) a final decision of the court or other body before which the covered proceeding was brought; or (ii) in the absence of such decision, a reasonable determination, based on a review of the facts, by either (a) the vote of a majority of a quorum of Trustees who are neither "interested persons", as defined in the 1940 Act nor parties to the covered proceeding or (b) an independent legal counsel in a written opinion.

     (f) Covered expenses incurred by an indemnitee in connection with a covered proceeding shall be advanced by the Trust to an indemnitee prior to the final disposition of a covered proceeding upon the request of the indemnitee for such advance and the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that the indemnitee is entitled to indemnification thereunder, but only if one or more of the following is the case: (i) the indemnitee shall provide a security for such undertaking; (ii) the Trust shall be insured against losses arising out of any lawful advances; or (iii) there shall have been a determination, based on a review of the readily available facts (as opposed to a full trial-type inquiry) that there is a reason to indemnification by either independent legal counsel in a written opinion or by the vote of a majority of a quorum of trustees who are neither "interested persons" as defined in the 1940 Act nor parties to the covered proceeding.

     (g) Nothing herein shall be deemed to affect the right of the Trust and/or any indemnitee to acquire and pay for any insurance covering any or all indemnitees to the extent permitted by the 1940 Act or to affect any other indemnification rights to which any indemnitee may be entitled to the extent permitted by the 1940 Act.

     Indemnification Arising under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, unless in the opinion of its counsel the matter has been settled by controlling precedent, will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits


     (1)  Registrant's Declaration of Trust dated January 6,
1986, as amended (incorporated by reference to Post-Effective
Amendment No. 13 filed November 27, 1996)

     (2)  Registrant's Bylaws (incorporated by reference to Post-

Effective Amendment No. 13 filed November 27, 1996)

     (3)  Not applicable

     (4)  Agreement and Plan of Reorganization

     (5)  See Exhibits (1) and (2).

     (6)  Investment Advisory Agreement of Balanced Fund

     (7)  (a)  Distribution Agreement (incorporated by reference to Post-Effective Amendment No. 10 filed July 31,
               1996)

          (b)  First Amendment to Distribution Agreement

     (8)  Custodian Agreement (incorporated by reference to Post-
Effective Amendment No. 8 filed July 29, 1993)

     (9)  Distribution Plan for the Balanced Fund

     (10) Opinion of Counsel as to legality of securities (the
Opinion of Counsel with respect to shares was attached to the Registrant's 24f-2 Notice filed May 29, 1996)

     (11) Opinion of Counsel as to tax consequences

     (12) (a)  Accounting Services Agreement
          (b)  Transfer Agent Agreement
          (c)  Administrative Agreement

     (13) Consent of Atlanta Fund's Auditors

     (14) Power of Attorney (see signature page to this Registration Statement)

Item 17.  Undertakings

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                            SIGNATURES

     As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Atlanta, County of Fulton, in the State of Georgia, on the 26th day of November, 1996.

                                   THE CORNERCAP GROUP OF FUNDS


                                   By:   /s/ Thomas E. Quinn
                                         Thomas E. Quinn
                                         President


                        POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas E. Quinn and Richard T. Bean, jointly and severally, his attorneys-in-fact, each with power of substitution for him in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     As Required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on the 26th day of November, 1996.


                       Signature


/s/ Thomas E. Quinn
    Thomas E. Quinn, Trustee

/s/ Richard L. Boger
    Richard L. Boger, Trustee


    G. Harry Durity, Trustee

/s/ Laurin M. McSwain
    Laurin M. McSwain, Trustee


                                        C-5